AmericasBank Corp.
2007 Annual Report

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-KSB

(Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number: **000-22925**

AMERICASBANK CORP.
(Name of small business issuer in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**52-2090433** (I.R.S. Employer Identification No.)
500 York Road, Towson, Maryland (Address of principal executive offices)	**21204** (Zip Code)

Issuer's telephone number: **410-823-0500**

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock	**Nasdaq Capital Market**

Securities registered under Section 12(g) of the Exchange Act: **None**

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [X] No

The issuer's revenues for its most recent fiscal year were $10,793,822.

The aggregate market value of the common equity held by non-affiliates was $6,450,831 as of March 14, 2008, based on a sales price of $2.56 per share of Common Stock, which is the sales price at which shares of Common Stock were last sold in the Nasdaq Capital Market trading on March 14, 2008.

The number of shares outstanding of the issuer's Common Stock was 2,654,202 as of March 14, 2008.

Transitional Small Business Disclosure Format (check one): Yes __ No X

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 Annual Meeting of Stockholders (Part III).

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PART I

Item 1. Description of Business

BUSINESS OF AMERICASBANK CORP. AND AMERICASBANK

We were incorporated in June 1996 as a Maryland corporation to become a single-bank holding company by acquiring all of the capital stock of AmericasBank, a federal stock savings bank, upon its formation. AmericasBank commenced operations in December 1997 with $3.0 million in capital and one office located in the Highlandtown area of the City of Baltimore, Maryland. Also in December 1997, AmericasBank acquired certain loans and other assets and assumed certain deposits and other liabilities primarily related to the Baltimore, Maryland branch office of Rushmore Trust & Savings, FSB. AmericasBank commenced operations from Rushmore's former Baltimore, Maryland, branch office.

In September 1999, AmericasBank (i) converted from a federal stock savings bank to a Maryland-chartered trust company exercising the powers of a commercial bank; (ii) became a member bank of the Federal Reserve System; and (iii) opened a Towson office, with that office becoming its main office location and the Baltimore office becoming a branch office. AmericasBank converted to a Maryland commercial bank so that it could expand its lending activities to include commercial loans and consumer loans without being subject to the limitations imposed under a federal thrift charter.

AmericasBank attracts deposits from the general public and uses these funds to originate loans secured by real estate located in its market area. Our real estate loans include construction and land development loans, commercial loans, including commercial loans and loans secured by single-family or multi-family properties, including home equity loans. To a lesser extent, we originate installment loans and commercial loans.

AmericasBank is subject to regulation, supervision and regular examination by the Maryland Commissioner of Financial Regulation and the Federal Reserve Board. The regulations of these various agencies govern most aspects of AmericasBank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing AmericasBank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting shareholders.

Location and Market Area

AmericasBank has three banking centers located in the county seat of Baltimore County, Maryland in Towson, and in the county seat of Anne Arundel County, Maryland in Annapolis, and in the Highlandtown area of the City of Baltimore, Maryland. AmericasBank also has loan origination offices in Towson, Annapolis and Frederick, Maryland.

On September 10, 2007, the Annapolis banking center opened under the trade name of Annapolis Community Bank. Also in the third quarter of 2007, we began operating our banking center in Towson under the trade name of Towson Community Bank. Both Annapolis Community Bank and Towson Community Bank are divisions of AmericasBank.

We consider our primary market area to be Northern Baltimore County, Maryland and the Highlandtown area of the city of Baltimore. We expect that Annapolis, Maryland will become a primary area for us as our lending and deposit activities in the market increase, although we recently commenced operations in that market. Our secondary market area includes the Baltimore Metropolitan Area, consisting of Baltimore City and the surrounding counties of Anne Arundel, Baltimore, Carroll, Harford, Howard, and Frederick County, Maryland and south-central Pennsylvania. The economy of our market area is diversified, with a mix of services, manufacturing, wholesale/retail trade and federal and local government. Manufacturing in the market area is dominated by high technology, particularly within the defense industry. Similar to national trends, most of the job growth in our market area has been realized in service related industries, and service jobs account for the largest portion of the workforce.

Our market enjoys the benefits of its close proximity to the Washington, D.C. market. Baltimore is well positioned along the I-95 corridor and is seeing solid increases in business growth, particularly in the service and tech sectors. Our headquarters are within 15 miles of the BWI Thurgood Marshall Airport and 45 miles of Ronald Reagan Washington National Airport.

The regional economy is perennially strong and diverse, boasts consistently high job growth and low unemployment and is increasingly small business oriented. Baltimore County is home to two of the federal government's largest headquarters, the U.S. Social Security Administration and Centers for Medicare & Medicaid Services. The region also has a vibrant biotechnology and medical industry, including six major hospitals operating in our primary market. The medical industry, information technology, and tourism are all major growth industries for the region. The Port of Baltimore is one of the largest ports in the country. The region has over 25 colleges and universities, including some of the highest ranked in the country.

Lending Activities

General

AmericasBank's primary source of income is generated from the interest earned on its loan portfolio and fees generated from its lending activities. We focus our lending activities on residential mortgage lending, where the majority of loans are secured by one-to-four family residential properties, including both owner occupied and investment properties. We also emphasize commercial mortgage loans and commercial loans extended for general business purposes to small and medium-size businesses in our primary market area and home equity loans.

Residential mortgage lending includes long-term conventional and non-conforming mortgages originated for our portfolio or for sale into the secondary market, adjustable rate mortgages, loans to homeowners or small builders and developers for the acquisition, construction or rehabilitation of single-family homes and lot loans. Commercial mortgage loans include loans for the acquisition/development, construction or rehabilitation of commercial, multi-family or residential real property. We intend to aggressively pursue commercial lending opportunities where the loan relationships provide us with opportunities to develop high volume depository relationships. We expect the principals of the businesses we finance to personally guaranty their commercial loans. We believe that consumer installment loans and home equity loans serve to provide further diversification and support our retail banking platform.

Credit Policies and Administration

Our president, senior lending officer, and banking center executives are primarily responsible for originating and maintaining a high quality, diversified loan portfolio. We have adopted loan policies and underwriting standards for the types of lending we engage in or plan to engage in. These policies establish guidelines that govern our lending activities. Generally, they address such things as our desired target markets, underwriting and collateral requirements, account management procedures, loan approval procedures, handling of delinquent accounts and compliance with regulatory requirements.

Loan Solicitation and Processing

Loan originations are derived from a number of sources. Residential loan originations can be attributed to direct solicitation by AmericasBank's loan officers based on referrals from present depositors and borrowers, AmericasBank's directors, builders, real estate agents, attorneys, accountants and walk-in customers; and indirectly through other lenders, including other community banks, credit unions, and mortgage brokers. Consumer and commercial real estate loan originations emanate from many of the same sources. Commercial loan opportunities can be referred to the bank but are just as likely to result from highly targeted direct calling efforts by bank officers.

The loan underwriting policies and procedures followed by AmericasBank are designed to comply with (i) federal and state banking laws, regulations and guidelines; (ii) widely accepted automated underwriting programs, and (iii) the bank's independent assessment of the borrower's character, ability to service the debt and the value of any assets or property serving as collateral for the loan. Upon receipt of the borrower's application for a loan, AmericasBank then obtains reports with respect to the borrower's credit record, and orders and reviews an appraisal of any real estate collateral for the loan (prepared for AmericasBank through an independent appraiser). Once all pertinent information has been obtained and verified, the loan request is submitted to a final review process. As part of the loan approval process, certain loans require approval of AmericasBank's loan committee which is comprised of our president, senior lending officer and independent members of our board of directors. The loan committee meets as is deemed necessary to promptly service loan demand. All loans made to executive officers, directors and their affiliates require the approval of the entire board of directors (other than the interested party).

Residential Real Estate

Residential real estate loans are loans secured by one-to-four family residences made to homeowners or investors. We originate conforming and non-conforming real estate loans for sale in the secondary market. We also originate non-conforming loans to hold in our loan portfolio. Residential real estate loans may be fixed rate mortgages or adjustable rate mortgages ("ARMs").

The interest rate on ARMs is based on the weekly average rate of comparable term U.S. Treasury securities adjusted to a constant maturity plus a spread with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these mortgages are adjusted between one year and five years with limitations on upward adjustments of 2% per adjustment period and 6% over the life of the loan. We will generally charge a higher interest rate if the property is not owner-occupied.

ARMs are generally underwritten according to Fannie Mae or Freddie Mac guidelines using one of several automated underwriting tools now widely accepted in the industry. However, depending on the circumstances, we may also originate ARMs that do not conform to secondary market guidelines. The volume of ARMs that we originate depends in large part on interest rates. During periods of generally low interest rates, there is a heightened demand for long-term fixed-rate mortgages and a reduced demand for ARMs. In contrast, during periods of rising or higher long term rates, there is generally an increased demand for ARMs and a reduced demand for long-term fixed-rate mortgages.

The non-conforming fixed rate mortgage loans that we make are generally amortized over fifteen to thirty years, but because our funding is of shorter duration, the fixed rate term generally is from one to five years, depending on individual loan circumstances. These loans customarily include a "due on sale" clause giving AmericasBank the right to declare a loan immediately due and payable in the event, among other matters, that the borrower sells or otherwise disposes of the real property subject to the mortgage.

In general, our ARMs and non-conforming fixed-rate mortgages have a loan to value ratio of less than or equal to 80%. However, we may lend up to 95% of the value of the property collateralizing the loan if the borrower procures private mortgage insurance. We procure (at the expense of the borrower) lenders' title insurance on mortgage loans and require the borrower to provide fire and extended casualty insurance and, where required by applicable regulations, flood insurance. In the event that a borrower fails to pay premiums on fire and other hazard insurance policies, AmericasBank may cause insurance to be placed on the property.

These loans fall into the loan types described below.

<u>Conforming Long-Term Fixed-Rate and Adjustable-Rate Mortgages Originated for Sale</u>: To generate fee income, we focus our efforts on fixed-rate and adjustable rate conventional residential mortgage loans that can be sold in the secondary market on a servicing released basis. Secondary market activity is conducted either as a broker, where the loan is funded at settlement by an investor and the bank earns a fee, or as correspondent, where the bank funds the loan at settlement and thereafter sells the loan to an investor, on a servicing released basis, and recognizes a gain on the sale. We have entered into agreements with several large financial institutions where they either close loans that we broker or they purchase loans where we act as a correspondent lender. In either case, the loan must meet the underwriting standards of the closing or purchasing financial institution. In cases where we act as a correspondent lender, the purchase price is locked in with the purchasing investor at the time the borrower locks in his or her interest rate. Rate lock commitments on loans held for sale are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 60 days. We protect the Company from changes in interest rates through the use of best efforts forward delivery commitments. We commit to sell a loan at the time the borrower commits to an interest rate so that the eventual

buyer has assumed interest rate risk on the loan. As a result, we are not exposed to losses nor do we realize gains related to our rate lock commitments due to changes in interest rates. Typically, loans originated for sale are delivered to the investor within two to three weeks of closing with the borrower, with settlement with the investor occurring within one to three weeks after delivery. During this three to six week period, we recognize these loans as mortgages held for sale and we service the loans. We have not contracted with and do not intend to contract with any entity to service the loans that we hold for sale.

With respect to our secondary market activity, we focus on acting as a correspondent lender whenever possible because the fees and income that can be generated as a correspondent lender are typically greater than can be generated as a loan broker. However, there are greater compliance requirements and risks associated with acting as a correspondent lender. As a result, the volume of loans originated for sale need to increase to a sufficient volume to enable us to manage the additional compliance requirements and risks in a cost effective manner.

Maintaining a high level of broker fee income and gains from the sale of mortgages depends primarily on continuing to originate mortgage loans at similar volume levels. This may prove difficult because production levels are sensitive to changes in economic conditions and can suffer from decreased economic activity, a slowdown in the housing market or higher interest rates. Generally, any sustained period of decreased economic activity or higher interest rates could adversely affect our mortgage originations and, consequently, reduce our income from mortgage banking activities. As a result, these conditions may adversely affect our net income. We attempt to mitigate our risks by offering adjustable rate mortgage products which typically have lower interest rates, pursuing purchase money mortgage transactions and expanding our loan origination staff.

In addition, mortgage banking activities generally involve risks of loss if secondary mortgage market interest rates increase substantially while a loan is in the "pipeline" (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). Our policy is to reduce this interest rate risk by selling each mortgage loan when the borrower locks in the interest rate on the loan.

Non-Conforming Adjustable Rate and Fixed Rate Balloon Mortgages: Our residential mortgage lending also includes originating non-conforming adjustable rate mortgages (ARMs) and fixed-rate balloon mortgages for our own portfolio. Generally, the non-conforming ARMs and fixed rate balloon mortgages retained in our portfolio are to homeowners who do not intend to hold the property long-term or who are seeking interim financing with an objective to seek longer-term financing at a more suitable time. These types of loans are also used to accommodate homeowners who may not meet the underwriting criteria of strict secondary market standards (but still meet credit standards). We believe that many of the loans that convert will be re-financed by long term fixed-rate mortgages, which will be sold in the secondary market, providing us with the opportunity to generate additional fee income from these borrowers.

Non-amortizing or Interest Only Loans: Consumer interest in non-amortizing or interest only residential mortgage loans has increased in recent years in response to escalating home prices and expanding consumer debt obligations. We view this trend as an evolution and many institutional investor and government agencies now offer interest only loan programs. We originate interest only loans for sale and for our portfolio based on the underwriting criteria of our secondary market investors or under our own loan policies. Generally, non-amortizing or interest only loans originated for our portfolio have lower loan to value ratios (less than 80% of the purchase price or appraised value) or have other credit enhancements, such as higher credit scores, balloon payments or the pledge of additional collateral. We have established portfolio limits for non-amortizing or interest only loans equal to 100% of our regulatory capital. This limit does not apply to loans with a balloon maturity of 3 years or less or to loans with less than a 75% loan to value ratio. The amount of non-amortizing or interest only loans outstanding at December 31, 2007, was approximately $6.1 million.

Construction and Land Development (Acquisition, Development and Construction)

Our residential mortgage division may directly and indirectly originate loans to individuals to finance the acquisition of a building lot and/or the construction of a single-family dwelling, or the acquisition of an existing home that needs substantial physical renovation or reconstruction. Most of the residential construction loans are made to individuals who intend to build a single family home on an appropriately zoned building lot that will be owner occupied upon completion of construction. However, in mature housing markets, we believe there is a growing opportunity to provide acquisition and construction financing for the purpose of substantially rehabilitating existing residential property ("rehab loans").

Construction and rehab loans are underwritten and managed based on written construction loan policies and procedures. Generally, we make loans in amounts up to 80% of appraised value, not to exceed 100% of cost with terms from four months to twenty-four months depending on the property. In the case of new construction, loan proceeds are disbursed in increments based on approved draw schedules and advanced based on completed work as certified by site inspections. In the case of rehab loans, loan proceeds may be disbursed at completion or under approved draw schedules as certified by site improvements depending on the scope of renovations required.

Construction and rehab loans generally involve a higher degree of risk than conventional mortgage loans. Our risk of loss on a construction or rehab loan is dependent largely upon the accuracy of the initial estimate of the property's value at the completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, we could be required to advance funds beyond the amount originally committed in order to facilitate completion of the project. If the estimate of anticipated value proves to be inaccurate, the value of our collateral may be insufficient to assure full repayment. We mitigate this risk somewhat by requiring physical inspection of the property by an approved inspector prior to advancing each draw request to ensure sufficient value has been created to support the advance.

In addition to construction loans and rehab loans to individuals, we may also extend construction and rehab loans to builders to erect single-family dwellings or to builders or investors to rehabilitate single-family dwellings for resale or to be held as investment properties.

Commercial, Including Real Estate

Commercial Lending: AmericasBank offers a variety of commercial loan products. A broad range of short-to-medium term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including inventory and receivables), business expansion and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure.

Commercial loans are almost always generated from within our primary market area. Our loans are underwritten on the basis of the borrower's ability to service the debt from income. As a general practice, AmericasBank takes as collateral a security interest in available real estate, equipment or other chattel, although such loans may be made on an uncollateralized basis. Collateralized working capital loans are primarily secured by current assets whereas term loans are primarily collateralized by fixed assets.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's credit history and ability to make payments from his or her employment and other income, and which are collateralized by real property whose value tends to be easily ascertainable, commercial loans typically are made on the basis of the borrower's ability to make payments from the cash flow of the business, which is more variable and difficult to project. Commercial loans generally are collateralized by business assets, such as accounts receivable, equipment, and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying commercial loans may depreciate over time, generally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

Commercial Mortgage Loans: AmericasBank has a portfolio of commercial mortgage loans, and views expanding this kind of lending as a necessary and desirable activity. Loans are made to purchase or refinance both investment properties and owner-occupied real estate. The Bank requires an independent appraisal of each property and limits its loan to 80% or less of appraised value. Title insurance is required on each property. Loans are generally structured as fixed rate loans with fifteen to thirty year amortizations, with a thirty-six to sixty month rate call or maturity, with pricing based on a spread over constant yield of treasury securities of similar duration. Repayment on these loans depends to a large degree on the results of operations and management of the properties, and repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Underwriting of these loans is based on the borrower's capacity to service the loan after all expenses related to the real estate. If the property is an investment property, we look at the quality of the tenants and the length and terms of the leases as the borrower's primary source of repayment. These loans are typically guaranteed by the individual(s) who are the owners or partners in the entity that owns the property. If the property is the place of business of a company affiliated with the borrower, the loan typically is guaranteed by the owner(s) of the property and the affiliated company that occupies the building.

We also originate lines of credit to builders or developers for the acquisition and development of raw land or for the acquisition of approved building lots. The financing provided for these purposes is speculative and typically includes provisions that restrict the number of lots and speculative units that can be financed under the facility. These types of loans generally have terms of eighteen to thirty-six months.

Commercial Finance Leasing

AmericasBank has invested in a portfolio of indirect, full pay-out lease transactions that are structured as multiple non-recourse fixed-rate loans to two leasing companies. Each loan is secured by an assignment of the leasing company's interest in a full pay-out lease, an assignment of the lease payments under that lease, delivery of the original lease documents and a security interest in the underlying equipment. A default under an individual lease will not trigger a default under any other lease and the loans are not cross-collateralized. Because of their structure, throughout this report, we have described these loans as commercial finance leases. The commercial finance lease portfolio as a percentage of total loans and leases has decreased to 0.33% on December 31, 2007, from 1.29% on December 31, 2006.

We independently evaluate the creditworthiness of each lessee before extending credit in these transactions through, among other things, credit applications, financial statements and credit reports of the lessees and any guarantor of the lessee's obligations, as well as copies of the invoices for the assets being leased. In general, the risks of this type of lending are substantially similar to that of commercial lending. Our collateral in these transactions generally includes construction, manufacturing and industrial equipment; office furniture, fixtures and equipment; data processing assets, including computer equipment; and medical and engineering equipment. Unlike commercial lending, our loans in these transactions may, depending upon the quality and pricing of the credit, exceed the purchase price of the equipment by up to 15% for soft costs, taxes and similar expenses that are related to the assets being leased. The terms of these loans are generally not greater than the useful life of the assets being leased, and often are for a shorter term. Our self-imposed credit limit for these transactions is $300,000 and our interest rate, which is fixed over the term of the loan, is based on the underlying credit of the lessee and the term of the lease.

Pursuant to an agency agreement with each leasing company, the leasing company collects all lease payments and services the leases. We monitor payment by contacting the leasing company whenever a payment is more than 15 days past due. The agency agreement may be terminated by either party upon five days notice. Upon a termination, we would assume servicing obligations under the leases. Also, pursuant to the agency agreement, we have agreed to reimburse the leasing company for all collection costs and expenses.

Home Equity

Growth in the consumer loan portfolio has been in home equity lines of credit and amortizing fixed rate second mortgage loans. These are desirable loan types because they are secured by 1-4 family properties and can be originated by our mortgage lending division. The interest rate on home equity loans is variable and indexed to the prime lending rate, however we give our borrowers the option to fix the rate on all or a portion of their home equity balance for up to five years. The interest rate on second mortgage loans is fixed generally for the life of the loan.

Installment Loans

Our consumer loan portfolio consists of installment loans to individuals for various consumer purposes, including the purchase automobiles, recreation vehicles and boats. The installment period for these loans will depend on the purpose and the asset securing the loan, but are generally for terms of less than ten years.

Installment loans are attractive to us because they provide a stable source of income and they serve to build loyalty between the bank and its retail customer base. Installment loans have higher delinquency and default rates when compared to residential mortgage loans. There is a high reliance on employment stability and personal debt management in consumer installment lending since the collateral may be of reduced value at the time of collection. Accordingly, the initial determination of the borrower's ability to repay, as indicated by past credit management, stability of employment and debt ratios, is of primary importance in the underwriting of consumer loans.

Deposit Activities

AmericasBank offers a wide range of interest bearing and noninterest bearing deposit accounts, including commercial and retail checking accounts, money market accounts, tax deferred accounts, interest bearing statement savings accounts and certificates of deposit with fixed and variable rates and a range of maturity date options.

Deposit terms vary according to the minimum balance required, the length of time the funds must remain on deposit and the interest rate. We establish maturities, terms, service fees and withdrawal penalties for deposit accounts on a periodic basis. In determining the characteristics of our deposit accounts, we consider the rates offered by competing institutions, lending and liquidity requirements, growth goals and federal regulations. We believe that we pay competitive rates on our deposit accounts.

Other Banking Products

Currently, our customers have access to telephone banking, Internet banking, ATM/debit cards, safe deposit boxes (from the Towson and Annapolis locations), wire transfers, ACH, and direct deposit of payroll. We provide our customers with check imaging, which eliminates our cost of returning checks to customers and the clutter that cancelled checks cause to our customers. We have ATM machines at our Towson and Highlandtown locations.

We offer our commercial customers expanded cash management services such as sweep accounts, repurchase agreements and account reconciliation services.

We intend to continue to use the Internet and technology to augment our business plans. Moreover, we will continue to evaluate cost effective ways that technology can enhance our cash management products and services. We believe that our data processing capability, provided through a third party vendor, will be adequate to support the introduction of new products and services.

Competition

The banking business is highly competitive. We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our market area and elsewhere.

We believe that, over time, we will be able to effectively leverage our talents, contacts and locations to achieve accelerated loan growth, an increase in noninterest revenue and an improved net interest margin. However, our market area is highly competitive and heavily branched. Price competition in our market area for residential mortgage loans and the other loan products that we offer or intend to offer is intense. Most of our competitors have substantially greater resources and legal lending limits than we do and offer extensive and established branch networks and other services that we do not offer. Moreover, larger institutions operating in our market area have access to borrowed funds at a lower rate than is available to us. Deposit competition also is strong among institutions in our market area.

Employees

As of March 14, 2008, AmericasBank had 49 full time employees. None of our employees are covered by a collective bargaining agreement. We believe that relations with our employees are good. AmericasBank Corp. has no employees.

On December 16, 2005, we entered into a client service agreement with Administaff Companies II, L.P. ("Administaff"), a professional employer organization that will serve as our off-site, full service human resource department. Administaff personnel management services are delivered by entering into a co-employment relationship with our employees.

SUPERVISION AND REGULATION

AmericasBank Corp. and AmericasBank are subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not shareholders. The following discussion is only a summary and readers should refer to particular statutory and regulatory provisions for more detailed information. In addition, management cannot predict the nature or the extent of the effect on business and earnings that new federal or state legislation may have in the future.

Regulation of AmericasBank Corp.

AmericasBank Corp. is a bank holding company under the Bank Holding Company Act of 1956, as amended. As such, AmericasBank Corp. is subject to regulation and examination by the Federal Reserve Board, and is required to file periodic reports and any additional information that the Federal Reserve Board may require. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities closely related to banking or managing or controlling banks.

The Federal Reserve Board is required to approve, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank, or the merger or consolidation by a bank holding company with another bank holding company. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") repealed many of the restrictions on interstate acquisitions of banks by bank holding companies in September, 1995. As a result of the Riegle-Neal Act, subject to certain time and deposit base requirements, we can acquire a bank located in Maryland or any other state, and a bank holding company located outside of Maryland can acquire any Maryland-based bank holding company or bank.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by statute on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in their stock or other securities, and on taking such stock or securities as collateral for loans to any borrower. Further, a bank holding company and any of its subsidiary banks are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. In 1997, the Federal Reserve Board adopted amendments to its Regulation Y, creating exceptions to the Bank Holding Company Act's anti-tying prohibitions that give bank subsidiaries of holding companies greater flexibility in packaging products and services with their affiliates.

In accordance with Federal Reserve Board policy, AmericasBank Corp. is expected to act as a source of financial strength to AmericasBank and to commit resources to support AmericasBank in circumstances in which AmericasBank Corp. might not otherwise do so. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

The Federal Reserve Board has established capital requirements for bank holding companies generally similar to the capital requirements for state member banks. Formerly, these were applied to bank holding companies with total assets of $150 million or above, including AmericasBank Corp. However, in 2006, the Federal Reserve Board raised the threshold for the applicability of its capital requirements to a $500 million asset size except where AmericasBank Corp. (i) engages in significant non-banking activities; (ii) conducts significant off balance sheet activities or has a material amount of debt or equity securities outstanding registered with the Securities Exchange

Commission. The Federal Reserve Board has reserved the right to apply its requirements to bank holding companies of any size when required for supervisory purposes.

The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that AmericasBank Corp.'s net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with AmericasBank Corp.'s capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act ("GLBA"). Effective March 11, 2000, pursuant to authority granted under the GLBA, a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined by regulation, and all of its depository institution subsidiaries must have achieved a rating of satisfactory or better with respect to meeting community credit needs.

Pursuant to the GLBA, financial holding companies are permitted to engage in activities that are "financial in nature" or incidental or complementary thereto and not a substantial risk to the safety and soundness of the depository institution or the financial system in general, as determined by the Federal Reserve Board. The GLBA identifies several activities as "financial in nature," including, among others, insurance underwriting and agency, investment advisory services, merchant banking and underwriting, and dealing or making a market in securities. Being designated a financial holding company will allow insurance companies, securities brokers and other types of financial companies to affiliate with and/or acquire depository institutions. AmericasBank Corp. does not currently intend to become a financial holding company.

Under Maryland law, an existing bank holding company that desires to acquire a Maryland state-chartered bank or trust company, a federally-chartered bank with its main office in Maryland, or a bank holding company that has its principal place of business in Maryland, must file an application with the Maryland Commissioner of Financial Regulation. In approving the application, the Maryland Commissioner of Financial Regulation must consider whether the acquisition may be detrimental to the safety and soundness of the entity being acquired or whether the acquisition may result in an undue concentration of resources or a substantial reduction in competition in Maryland. The Maryland Commissioner of Financial Regulation may not approve an acquisition if, on consummation of the transaction, the acquiring company, together with all its insured depository institution affiliates, would control 30% or more of the total amount of deposits of insured depository institutions in Maryland. The Maryland Commissioner of Financial Regulation has authority to adopt by regulation a procedure to waive this requirement for good cause. In a transaction for which approval of the Maryland Commissioner of Financial Regulation is not required due to an exemption under Maryland law, or for which federal law authorizes the transaction without application to the Maryland Commissioner of Financial Regulation, the parties to the acquisition must provide written notice to the Maryland Commissioner of Financial Regulation at least 15 days before the effective date of the transaction.

As a bank holding company, AmericasBank Corp. is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of AmericasBank Corp.'s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

The status of AmericasBank Corp. as a registered bank holding company under the Bank Holding Company Act and a Maryland-chartered bank holding company does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Regulation of AmericasBank

AmericasBank is a Maryland chartered trust company (with all powers of a commercial bank), and a member of the Federal Reserve System (a "state member bank") and its deposit accounts are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum legal limits of the FDIC. It is subject to regulation, supervision and regular examination by the Maryland Commissioner of Financial Regulation and the Federal Reserve Board. The regulations of these various agencies govern most aspects of AmericasBank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing AmericasBank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting shareholders.

Branching and Interstate Banking

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Act by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997, which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states that specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws that permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

Gramm-Leach-Bliley Act

The GLBA altered substantially the statutory framework for providing banking and other financial services in the United States of America. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers.

The GLBA also provides protections against the transfer and use by financial institutions of consumers' nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Capital Adequacy Guidelines

The Federal Reserve Board has adopted risk based capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising banks and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%)

should be in the form of core capital. In general, this requirement is similar to the capital that a bank must have in order to be considered "adequately capitalized" under the prompt corrective action regulations. See "- "Prompt Corrective Action." AmericasBank currently complies with this minimum requirement.

Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill. Tier 2 Capital consists of the following, among other things: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a commercial bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one-to-four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks. For all other banks, the minimum Leverage Capital Ratio is 4.0%. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization and have received the highest examination ratings. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. The Federal Reserve Board has authority to impose higher capital requirements for individual banks if it determines that it is necessary based on the bank's particular risk profile.

Prompt Corrective Action

Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank will be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty is limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, will be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and the federal regulators agree to an extension. In general, good cause is defined as capital that has been raised and is immediately available for infusion into the bank except for certain technical requirements that may delay the infusion for a period of time beyond the 90 day time period.

Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital, restricting transactions with affiliates, requiring divestiture of the institution or the sale of the institution to a willing purchaser, and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

Currently, AmericasBank is well capitalized under the prompt corrective action regulations described above.

Regulatory Enforcement Authority

The Maryland Commissioner of Financial Regulation has extensive enforcement authority over Maryland institutions. Such authority includes the ability to issue cease and desist orders and civil money penalties and remove officers and directors. The Commissioner may also take possession of an institution whose capital is impaired and seek to have a receiver appointed.

Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Deposit Insurance

AmericasBank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC amended its risk-based assessment system in 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk Category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the FDIC assessment.

The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance fund reserve ratio equals or exceeds 1.35% of estimated insured deposits. In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the calendar year ended December 31, 2007, averaged 1.18 basis points of assessable deposits.

The Reform Act provided the FDIC with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the FDIC as the level that the fund should achieve, was established by the agency at 1.25% for 2008, which was unchanged from 2007.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of AmericasBank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of AmericasBank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Transactions with Affiliates and Insiders

Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If the executive committee approves such a loan, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law's coverage. Federal law also imposes certain requirements and limitations on an institution's ability to lend to officers, directors, and 10% or greater stockholders.

In addition, AmericasBank is subject to the provisions of Section 23A of the Federal Reserve Act, which limits the amount of loans or extensions of credit to, investments in, or certain other transactions with, affiliates, and limits the amount of advances to third parties collateralized by the securities or obligations of affiliates. Section 23A limits the aggregate amount of transactions with any individual affiliate to ten percent (10%) of the capital and surplus of AmericasBank and also limits the aggregate amount of transactions with all affiliates to twenty percent (20%) of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in Section 23A, and the purchase of low quality assets from affiliates is generally prohibited.

AmericasBank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution and or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies.

We have entered into banking transactions with our directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business. Any loans and loan commitments are made in accordance with all applicable laws. See "Item 12 Certain Relationships and Related Transactions."

Loans to One Borrower

AmericasBank is subject to the statutory and regulatory limits on the extension of credit to one borrower. Generally, the maximum amount of total outstanding loans that a Maryland chartered trust company may have to any one borrower at any one time is 15% of unimpaired capital and surplus. As of December 31, 2007, we were able to lend approximately $2.3 million to any one borrower.

Liquidity

AmericasBank is subject to the reserve requirements imposed by the State of Maryland. A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits and 3% of its time deposits, subject to adjustment by the Commissioner of Financial Regulation. AmericasBank is also subject to the reserve requirements of Federal Reserve Board Regulation D, which applies to all depository institutions. Specifically, as of December 31, 2007, amounts in transaction accounts above $8,500,000 and up to $45,800,000 must have reserves held against them in the ratio of three percent of the amount. Amounts above $45,800,000 require reserves of 10 percent of the amount in excess of $45,800,000. The Maryland reserve requirements may be used to satisfy the requirements of Federal Reserve Regulation D. We are in compliance with our reserve requirements.

Dividends

Under Maryland law, AmericasBank may declare a cash dividend, after providing for due or accrued expenses, losses, interest, and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation, from its surplus in excess of 100% of its required capital stock. Also, if AmericasBank's surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. AmericasBank will not be able to pay dividends so long as it has an accumulated deficit. As of December 31, 2007, AmericasBank had an accumulated deficit of approximately $8.7 million. In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in AmericasBank being in an unsafe and unsound condition. Further, no bank may pay a dividend if it would fall out of compliance with any applicable regulatory requirement on a pro forma basis.

Community Reinvestment Act

AmericasBank is required to comply with the Community Reinvestment Act ("CRA") regardless of its capital condition. The CRA requires that, in connection with its examinations of AmericasBank, the Federal Reserve evaluates the record of AmericasBank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. AmericasBank received a "Satisfactory" rating in its latest CRA examination in April 2007.

FORWARD LOOKING STATEMENTS

Some of the matters discussed in this Annual Report on Form 10-KSB including under the captions "Business of AmericasBank Corp. and AmericasBank," "Supervision and Regulation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this annual report include forward-looking statements. These forward-looking statements include statements regarding, among other things, profitability, liquidity, allowance for loan and lease losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," "anticipate," "forecast," "intend", or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. When you read a forward-looking statement, you should keep in mind the risk factors described below and any other information contained in this annual report which identifies a risk or uncertainty. AmericasBank Corp.'s actual results and the actual outcome of AmericasBank Corp.'s expectations and strategies could be different from that described in this annual report because of these risks and uncertainties and you should not put undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this filing, and AmericasBank Corp. undertakes no obligation to make any revisions to the forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

RISK FACTORS

Business Risks

We may continue to incur losses. We are a single bank holding company and our business is owning all of the outstanding stock of AmericasBank. As a result, our operating results and financial position depend on the operating results and financial position of AmericasBank. For the years ended December 31, 2007, 2006, 2005, 2004, and 2003, AmericasBank Corp. incurred net losses of $2,281,281, $430,834, $307,786, $1,533,335 and $1,118,761, respectively. AmericasBank Corp. may not achieve profitability within the time frame anticipated by management, or ever. Many factors could adversely affect our short and long term operating performance, including the failure to implement fully our business strategy, unfavorable economic conditions, increased competition, loss of key personnel and government regulation.

We have experienced significant increases in non-performing assets and loans charged off in recent periods, which have hurt our profitability. We expect to have further increases in non-performing assets and loans charged off in the quarter ending March 31, 2008 and beyond, which will further hurt our profitability. At December 31, 2007, we had non-performing assets, which includes nonaccrual loans, loans past due 90 days or more and still accruing interest and other real estate owned, of $2,499,287, as compared to non-performing assets of $770,184 at December 31, 2006. Non-performing assets to total assets increased to 1.71% at December 31, 2007, from 0.71% at December 31, 2006. Loans charged off, net of recoveries, increased for the year ended December 31, 2007, to $1,501,154 from a net recovery of $2,411 for the same period in 2006. The increase in non-performing assets and charge offs significantly hurt our income, as we recorded provisions for loan and lease losses of $3,230,271 during the year ended December 31, 2007.

Approximately $1.2 million, or 70.6% of the $1.7 million increase in non-performing assets during the year ended December 31, 2007, were attributable to loans we obtained through referrals from a single mortgage broker. Our provision for loan and lease losses during the year ended December 31, 2007, included a $2.9 million provision to cover the partial write-down of five loans, including three loans to a related group of borrowers where we have uncovered evidence of possible fraud by outside parties against AmericasBank. The three loans were referred to us from the single mortgage broker and we have discontinued originations of loans referred to us by that mortgage broker. The provision was also to build our allowance for loan and lease losses because of concerns about the general weakening of the residential housing market and for reserves on specific loans.

We anticipate that non-performing assets and/or charge-offs will continue to increase during the quarter ending March 31, 2008 and beyond, reflecting weakening conditions in the real estate markets in our market area. To the extent we experience increased non-performing assets and/or charge-offs, and are required to make additional provisions to add to our allowance for loan and lease losses, our profitability will be reduced and our stock price may be adversely affected.

If we experience greater loan and lease losses than anticipated, it will have an adverse affect on our ability to operate profitably. We believe that our current allowance for loan and lease losses is adequate and that the methodology we use to assess the adequacy of our allowance for loan and lease losses is sound. While we have increased our allowance for loan and leases losses as a percentage of total loans to 2.14% at December 31, 2007, from 1.20% at December 31, 2006, our monitoring, procedures and policies may not reduce certain lending risks and the estimates we use to assess the adequacy of our allowance for loan and lease losses may not cover actual losses.

Because the risk inherent in our loan and lease portfolio may change from time to time, including our actual loan losses and the volume of adversely rated credits in our portfolio, the amount of our allowance for loan and lease losses as a percentage of gross loans may fluctuate. Greater than expected loan and lease losses or a change in the volume of adversely rated credits in our portfolio could result in an extraordinary provision expense to return the allowance to required levels, which, in turn, would reduce our earnings. In addition, systemic and pervasive loan and lease losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment.

Our large percentage of real estate loans secured by investment properties may increase the risk of credit losses, which would negatively affect our financial results. At December 31, 2007 and December 31, 2006, $70,166,303, or 54.5% of gross loans, and $29,719,923, or 34.7% of gross loans, respectively, were loans to small builders, home improvement contractors, or investors to acquire and develop, through new construction or rehabilitation, residential properties for resale or to hold as investment properties. This type of lending is more speculative and involves a higher degree of credit risk than the same type of lending for owner occupied properties because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction. Such lending may involve a concentration of credit to a single borrower, a group of related borrowers, or on properties located in close proximity to each other that could be similarly affected by market conditions in that locale. The quality of this portfolio tends to be more volatile depending on the supply and demand for residential real estate in general and expectations about future market appreciation in particular. A downturn in the local real estate market could adversely affect our customers' ability to pay on time and could affect the underlying liquidation value of our collateral, which in turn could adversely affect us. In addition, the experience level of the investors we finance varies and some may not react as quickly or effectively to a market downturn, exacerbating the severity of any problems and increasing our risk. At December 31, 2007, approximately $1.1 million of our loans to small builders, home improvement contractors, or investors to acquire and develop, through new construction or rehabilitation, residential properties for resale or to hold as investment properties were on nonaccrual status.

Recent losses have reduced our capital and impaired our ability to execute our business plan. Efforts to increase capital could be dilutive to stockholders' ownership interests. During the year ended December 31, 2007, we incurred net losses of $2,281,281, which reduced stockholders' equity to $13,622,838. During that period, our assets increased from $108,158,098 at December 31, 2006, to $146,121,693 at December 31, 2007. As a result of the reduction in our stockholders' equity combined with our growth in assets, our capital ratios have decreased. At December 31, 2007, our ratio of Tier 1 capital to adjusted total assets was 9.26%, our ratio of Tier 1 capital to risk-weighted assets was 10.30% and our ratio of total capital to risk weighted assets was 11.56%. In order to be considered "well capitalized" under prompt corrective action regulations, we are required to maintain Tier 1 capital of 5.00% of adjusted total assets, Tier 1 capital of 6.00% of risk-weighted assets, and total capital of 10.00% of risk weighted assets. As a result, we do not have a significant amount of excess capital, and we will be unable to grow our assets and liabilities significantly unless we are able to raise capital. If we determine to raise capital by selling additional shares of common stock, our stockholders' ownership interests will be diluted.

We may not be successful in implementing our strategic initiatives. Our ability to implement our strategic initiatives depends on, among other things, our ability to implement fully the expansion of our bank with strategically located community banking centers. Among other factors, the success of our community banking centers is dependent on recruiting qualified personnel and competition. In addition, our success will depend in a large part, on market interest rates and the economy in our market area, both of which are beyond our control. Our ability to grow our core deposit base depends on, among other things, our ability to market our products to new retail and commercial customers. We may not be successful in implementing our strategic initiatives and, even if implemented, the initiatives may not be successful.

Because our revenue growth has been dependent on mortgage lending activity, including loans originated for sale and loans originated for our loan portfolio, decreased economic activity, a slowdown in the housing market or high interest rates may reduce our profits. Our ability to increase revenue will depend, in part, on our ability to grow our mortgage originations. Production levels are sensitive to changes in economic conditions and can suffer from decreased economic activity, a slowdown in the housing market or higher interest rates. Generally, any sustained period of decreased economic activity or higher interest rates could adversely affect our mortgage originations. As a result, these conditions may adversely affect our net income.

Our profitability depends on our ability to manage our balance sheet to minimize the effects of interest rate fluctuations on our net interest margin. Our results of operations depend on the stability of our net interest margin, which is the difference in the yield we earn on our earning assets and our cost of funds, both of which are influenced by interest rate fluctuations. Interest rates, because they are influenced by, among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy and geo-political stability, are not predictable or controllable. In addition, the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits are heavily influenced by competitive factors. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super-regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin. For the year ended December 31, 2007, and for the year ended December 31, 2006, our net interest margin was 4.16% and 4.02%, respectively.

We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that we may reasonably predict our net interest margin; however, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position. Generally speaking, our earnings will be more sensitive to fluctuations in interest rates the greater the variance in the volume of assets and liabilities that mature or re-price in any period. The extent and duration of the sensitivity will depend on the cumulative variance over time, the velocity and direction of interest rates, and whether AmericasBank is more asset sensitive or liability sensitive. Accordingly, we may not be successful in maintaining this neutral position and, as a result, our net interest margin may suffer, which will negatively impact our earnings.

As of December 31, 2007, approximately 45% of our total loans carry variable interest rates that adjust with changes in a rate index such as the prime rate, which generally adjusts in accordance with changes in the U.S. Federal Reserve's target federal funds rate. During the period from June 29, 2007 to March 18, 2008, the U.S. Federal Reserve has reduced its target for the federal funds rate from 5.25% to 2.25%. Should the U.S. Federal Reserve further reduce its target for the federal funds rate, the interest rates we earn on variable rate loans will adjust downward, reducing our interest revenue. In such event, while we would expect to reduce the rates we pay on our deposits, generally we expect that the interest rates we earn on our loans will decrease further and more rapidly than the rates we pay on deposits, thereby reducing our net interest margin and net interest income.

We have increased and plan further growth in deposits in a specific market niche, which creates an industry concentration and a customer concentration. We have made a special effort to obtain noninterest bearing deposits from title agencies. These deposits are held for short periods of time by title agencies pending the disbursement of funds in mortgage loan or mortgage loan refinancing transactions. Deposits from title agencies represented 42.6% and 70.2% of our total noninterest bearing deposits at December 31, 2007 and December 31, 2006, respectively, which creates a real estate industry concentration. In addition, there is a customer concentration since seven title agencies accounted for approximately 3.0% and 7.0% of our total deposits at December 31, 2007 and December 31, 2006, respectively. These deposits can fluctuate greatly during any given month and from month to month depending on transaction scheduling and overall market conditions, and like all deposits, are subject to seasonal and cyclical market fluctuations and are particularly sensitive to slow real estate markets. In order to meet the withdrawal needs of these customers, we monitor our liquidity on a daily basis. While we have benefited from this market niche, we are exposed to liquidity and concentration risks attendant to changes in real estate markets, which could adversely impact our overall performance and financial position.

Our legal lending limit may limit our growth. We are limited in the amount we can lend to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. As of December 31, 2007, we were able to lend approximately

$2.3 million to any one borrower. This amount is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our legal lending limit from doing business with us. Our legal lending limit also impacts the efficiency of our lending operation because it tends to lower our average loan size, which means we have to generate a higher number of transactions to achieve the same portfolio volume. We can accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not efficient or always available. We may not be able to attract or maintain customers seeking larger loans or may not be able to sell participations in such loans on terms we consider favorable.

Our residential mortgage lending activities expose us to repurchase liability and other risks to our business. Our objective is to systematically grow a high quality, diversified loan portfolio that affords us the opportunity to generate attractive yields on a risk adjusted basis and to earn higher levels of noninterest revenue through fees and service charges. In the short term, to generate noninterest revenue, we intend to focus our efforts on conforming and nonconforming fixed-rate conventional and government insured residential mortgage loans that can be sold in the secondary market on a servicing released basis. Secondary market activity is conducted either as a broker, where the loan is funded at settlement by an investor and the bank earns a fee, or as correspondent lender where the bank has been delegated underwriting authority from an investor, funds the loan at settlement and thereafter sells the loan to that investor and recognizes a gain on the sale.

Among other things, as a correspondent lender, we are exposed to repurchase liability for documentation defects and, for a limited time, payment performance. We also are required to refund the income that we earn on the sale of a loan if that loan is paid-off within 120 days from the time it is purchased. This contingent liability, also known as a prompt prepayment refund, is most likely to occur during periods when long-term mortgage rates contract quickly, motivating people to refinance their mortgage multiple times to lower their mortgage payments. In addition, the investors to whom we sell or broker loans evaluate our financial performance, the underlying performance of the loans we broker and sell to them, and the quality of our administrative functions in determining whether we qualify for their lending programs. Either party on short notice may cancel the correspondent lending and broker agreements.

We intend to focus our loan origination activities on "prime" or "A" rated borrowers to reduce our risks from repurchase obligations due to poor payment performance on loans we sell. We also intend to act as a correspondent lender when feasible because the fees and income that can be generated as a correspondent lender are typically greater than when we act as a broker. However, there are greater compliance requirements and risks associated with acting as a correspondent lender. We do not intend to actively participate in the sub-prime lending markets, although we will originate loans to borrowers who only qualify for sub-prime loans. Generally, sub-prime loans will be brokered to the secondary market to reduce repurchase liability in the event of early payment defaults.

Because of our lending activities in this area, any obligations that we have to repurchase a large number of loans or make prompt repayment refunds could have a material adverse effect on our operations and could result in our inability to achieve profitability. Also, our business could be adversely affected if any of the investors to whom we sell or broker loans terminate their relationships with us and we are not able to enter into new relationships with other investors.

We depend on the services of key personnel, including Mark H. Anders, A. Gary Rever and John D. Muncks. We cannot be certain that we will be able to retain such personnel or hire replacements, and the loss of Mr. Anders, Mr. Rever, Mr. Muncks or other key personnel could disrupt our operations and result in reduced earnings or additional losses. Our goal is to be a customer-focused and relationship-driven organization. We expect our ability to operate profitably will depend in a large part on the relationships maintained with our customers by our executives. We have entered into employment agreements with Mr. Anders, our president and chief executive officer, Mr. Rever, an executive vice president and our chief financial officer and Mr. Muncks, an executive vice president and our chief lending officer, but the existence of such agreements does not assure that we will be able to retain their services. The unexpected loss of the services of Mr. Anders, Mr. Rever, Mr. Muncks or other key personnel could have a material adverse effect on our operations and could prolong our inability to achieve profitability. We have sought to mitigate this risk by including non-compete provisions in the employment agreements of Mr. Anders, Mr. Rever and Mr. Muncks.

Also, our anticipated growth and success, in large part, will be due to the services provided by our mortgage banking officers and the employees of our residential mortgage division. The simultaneous loss of services of a number of these persons could have a material adverse effect on our operations and our business could suffer. Our mortgage loan originators are not a party to any employment agreement with us and they could terminate their employment with us at any time and for any reason.

We face substantial competition which could adversely affect our growth and operating results. We operate in a competitive market for financial services and face intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, have greater financial resources and legal lending limits than we do, and are able to offer certain services that we are not able to offer.

Our operations depend upon third party vendors that perform services for us. We outsource many of our operating and banking functions, including our data processing function, our item processing and the interchange and transmission services for our ATM network. As such, our success and our ability to expand our operations depend on the services provided by these third parties. Disputes with these third parties can adversely affect our operations. We may not be able to engage appropriate vendors to adequately service our needs and the vendors that we engage may not be able to perform successfully.

Our ability to operate profitably may be dependent on our ability to implement various technologies into our operations. The market for financial services, including banking services and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, Internet-based banking and telebanking. Our ability to compete successfully in our markets may depend on the extent to which we are able to exploit such technological changes. If we are not able to afford such technologies, properly or timely anticipate or implement such technologies, or properly train our staff to use such technologies, our business, financial condition or operating results could be adversely affected.

Because AmericasBank serves a limited market area in Maryland, we could be more adversely affected by economic downturns in our market area than our larger competitors which are more geographically diverse. Our current primary market area consists of Northern Baltimore County, Maryland and the Highlandtown area of the City of Baltimore. Our secondary market area includes the Baltimore Metropolitan area, consisting of Baltimore City and the surrounding counties of Anne Arundel, Baltimore, Carroll, Harford, Howard and Frederick County, Maryland and south-central Pennsylvania. However, broad geographic diversification is not currently part of our community bank focus. As a result, if our primary or secondary market areas suffer economic downturns, our business and financial condition may be more severely affected by such circumstances. Our larger bank and financial service competitors serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in our market areas.

Regulatory Risks

Our need to comply with extensive and complex government regulation could have an adverse effect on our business. The banking industry is subject to extensive regulation by state and federal banking authorities. Many of the banking regulations we are governed by are intended to protect depositors, the public or the insurance funds maintained by the Federal Deposit Insurance Corporation, not shareholders. Banking regulations affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in general, and AmericasBank specifically, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to reduce losses or operate profitably.

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future nor the impact those changes may have on our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

The costs of being a public company are proportionately higher for small companies like us due to the requirement of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. These regulations are applicable to our company. We have experienced an increase in compliance costs, including costs related to internal controls and the requirement that our auditors attest to and report on management's assessment of our internal controls, as a result of the Sarbanes-Oxley Act. The management assessment provision regulations are applicable to us beginning in 2007. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

AmericasBank may be subject to action by the U.S. Department of Housing and Urban Development as a result of violations of the Real Estate Settlement Procedures Act. As part of an examination in 2001, the Federal Reserve Bank of Richmond identified violations by AmericasBank of the Real Estate Settlement Procedures Act. The Federal Reserve Bank of Richmond referred the Real Estate Settlement Procedures Act violations to the U.S. Department of Housing and Urban Development as is required under applicable law. To date, the U.S. Department of Housing and Urban Development has taken no action against AmericasBank. If the Department of Housing and Urban Development were to take an action against AmericasBank as a result of the violations identified by the Federal Reserve Bank of Richmond, it could have a material adverse effect on our operations.

Item 2. Description of Property

Towson

We acquired our headquarters, which is a full service banking center and office facility located at 500 York Road in Towson, Maryland, on December 31, 1997 for $650,000 through a former wholly owned subsidiary, AmericasBank Holdings Corporation. The building is two stories and approximately 7,000 square feet situated on .2026 acres of land. The first floor contains approximately 2,700 square feet of retail banking space, the second floor contains approximately 1,800 square feet of office space and the basement contains approximately 2,500 square feet of retail office space. In the past, we had leased the basement level office space and part of the second floor office space. Currently, we utilize all of this space for our operations. Our banking center at this location opened in September 1999. Total deposits at the banking center were approximately $54.4 million at December 31, 2007.

We lease approximately 3,415 square feet of office space at 502 Washington Avenue, Towson, Maryland for our Towson area mortgage origination office and our residential mortgage loan operations. The lease commenced on September 10, 2006, and has a term of approximately five years. Base rent for the first year is $5,129 per month, and base rent is $5,282, $5,441, $5,604, and $5,772 per month for years two, three, four and five, respectively. The lease contains a five-year renewal option with increased monthly base rent.

Highlandtown

We lease approximately 1,430 square of office space located in the Highlandtown Village Shopping Center at 3860 East Lombard Street, Baltimore, Maryland from an unaffiliated party for use as a banking center. The initial term of the lease commenced on October 18, 2000, and expired on October 30, 2005. Total deposits at this location were approximately $12.0 million at December 31, 2007.

On August 18, 2005, AmericasBank sent notice to the landlord that it intended to exercise the first of two five year renewal options on the leased space, and on September 28, 2005, AmericasBank and the Landlord entered into a First Lease Option Confirmation Agreement to evidence the renewal. As a result of the renewal, the new lease term is from November 1, 2005 to October 31, 2010. Base rent for the first year of the renewal term is $1,490 per month, and base rent is $1,519, $1,549, $1,579, and $1,609 per month for years two, three, four and five, respectively. The lease contains an additional five-year renewal option with increased monthly base rent. We opened this location after operating from other space in the Highlandtown area of the City of Baltimore since our organization in December 1997.

Frederick

We lease approximately 1,600 square feet of office space at 100 North Court Street, Frederick, Maryland for our Frederick area loan origination office. The lease commenced on July 10, 2006, and has a term of one year. Base rent for the year is $2,200 per month. The lease contains two options to renew for one year each with increased monthly base rent. This lease was renewed in 2007 and the base rent increased to $2,266 per month.

Annapolis

We lease approximately 2,481 square feet of office space at 1419 Forest Drive, Annapolis, Maryland for our Annapolis loan origination office and banking center. The lease commenced on May 1, 2007, and has a term of five years with no options to renew. Base rent for the year is $4,962 per month and base rent is $5,111, $5,264, $5,422, and $5,585 per month for years two, three, four and five, respectively. Total deposits at this location were approximately $5.0 million at December 31, 2007.

We believe that our properties are maintained in good operating condition and are suitable and adequate for our current operational needs.

Item 3. Legal Proceedings

From time to time, AmericasBank Corp. and AmericasBank may be involved in litigation relating to claims arising out of its normal course of business. As of December 31, 2007, there were no material pending legal proceedings to which AmericasBank Corp. or AmericasBank was a party or to which any of their properties are subject, nor were there proceedings known to AmericasBank Corp. to be contemplated by any governmental authority. As of December 31, 2007, there were no material proceedings known to AmericasBank Corp., pending or contemplated, in which any director, officer or affiliate or any principal security holder of AmericasBank Corp. is a party adverse to AmericasBank Corp. or AmericasBank or has a material interest adverse to AmericasBank Corp. or AmericasBank.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the year ended December 31, 2007 to a vote of security holders of AmericasBank Corp.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchase of Equity Securities

Recent Stock Repurchases

None

Common Stock Prices and Market for Our Common Stock

On March 13, 2006, AmericasBank Corp.'s common stock began to be quoted for trading on The Nasdaq Capital Market under the symbol "AMAB." Prior to that time, beginning on or about March 12, 2004, AmericasBank Corp.'s common stock traded on the Over the Counter Bulletin Board ("OTCBB") first under the symbol "AMBB" and then, after our reverse stock split, under the symbol "AMAB." Prior to trading on the OTCBB, AmericasBank Corp.'s common stock traded in privately negotiated transactions and sales, typically involving a small number of trades, which were reported from time to time on the Pink Sheets under the symbol "AMBB."

The following table reflects the high and low sales information as reported on the OTCBB and the Nasdaq Capital Market. The information reflects inter-dealer prices, which may or may not reflect retail mark-ups, mark-downs, or commissions and may not represent actual transactions. Also, these transactions may not be representative of all transactions during the indicated periods or the actual fair market value of our common stock at the time of such transactions due to the infrequency of trades and the limited market for our common stock.

	Sales Price Range	
	High	Low
2006		
First Quarter	$7.75	$7.00
Second Quarter	7.75	6.80
Third Quarter	7.38	6.70
Fourth Quarter	7.45	6.35
	High	Low
2007		
First Quarter	$7.10	$6.30
Second Quarter	7.42	5.99
Third Quarter	6.90	4.52
Fourth Quarter	6.40	2.95

Stock Options and Stock Warrants

As of March 14, 2008, AmericasBank Corp. had outstanding 2,654,202 shares of common stock held by approximately 224 shareholders of record, options to purchase 254,935 shares of common stock and warrants to purchase 292,765 shares of common stock.

The options and warrants consist of:

- Currently exercisable and unexercisable options to purchase 254,935 shares of common stock at an average exercise price of $7.84 and with exercise prices ranging from $5.64 to $48.00 per share; and

- Currently exercisable warrants to purchase 292,765 shares of common stock at an average exercise price of $29.25 and with exercise prices ranging from $12.80 per share to $52.00 per share.

The following table sets forth information as of December 31, 2007, about AmericasBank Corp. common stock that may be issued pursuant to awards made under AmericasBank Corp.'s equity compensation plans. All shares listed are issuable upon the exercise of options under AmericasBank Corp. 1998 Stock Option Plan and 2004 Stock Incentive Plan.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	254,935	$7.84	563,665
Equity compensation plans not approved by security holders	–	–	–
Total	254,935	$7.84	563,665

Dividend Policy

We have not paid cash dividends in the past and do not anticipate paying any cash dividends in the foreseeable future. We expect that we will retain all earnings, if any, in order to provide more funds to operate our business. Any payment of dividends is subject to the discretion of our board of directors, which will consider a number of factors, including our prospects for future earnings, financial condition, cash needs and general business conditions.

We are organized under the Maryland General Corporation Law, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution. In addition, because we are a bank holding company, the Federal Reserve Board may impose requirements on the payment of dividends by us. Among other things, the Federal Reserve Board has issued guidance that states, in general, that an entity experiencing financial difficulties - such as AmericasBank Corp. - should not pay or continue to pay dividends unless (i) the entity's net income over the prior year is sufficient to fund all dividends and (ii) the earnings retained by the entity is consistent with the entity's capital needs, asset quality and overall financial condition.

Our ability to pay any cash dividends in the future will depend primarily on AmericasBank's ability to pay cash dividends to us. AmericasBank may only pay dividends if it is in compliance with certain regulatory requirements governing the payment of dividends by it. In general, under Maryland law, AmericasBank will not be able to pay dividends so long as it has an accumulated deficit. As of December 31, 2007, AmericasBank has an accumulated deficit of approximately $8.7 million.

Recent Sales of Unregistered Securities

None.

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial information. We derived the information for the two years ended December 31, 2007, from our audited consolidated financial statements. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this report. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or for the Year Ended December 31,	
	2007	2006
Income Statement Data:		
Net interest income	$ 5,154,582	$ 3,396,158
Provision for loan and lease losses	3,230,271	656,500
Noninterest revenue	462,744	469,014
Noninterest expenses	4,668,336	3,639,506
Income taxes	-	-
Net loss	$ (2,281,281)	$ (430,834)
Per Share and Shares Outstanding Data:		
Basic net loss per common share	$ (0.86)	$ (0.18)
Diluted net loss per common share	$ (0.86)	$ (0.18)
Cash dividends declared	-	-
Book value per common share at period end	$ 5.13	$ 6.03
Tangible book value per common share at period end (1)	$ 5.05	$ 5.94
Common shares outstanding, period end	2,654,202	2,654,202
Average common shares outstanding, basic	2,654,202	2,338,003
Average common shares outstanding, diluted	2,654,202	2,338,003
Balance Sheet Data:		
Total assets	$ 146,121,693	$ 108,158,098
Total loans, net	125,738,589	84,586,933
Total deposits	131,588,004	91,584,537
Stockholders' equity	$ 13,622,838	$ 15,992,396
Performance Ratios:		
Return on average assets	(1.81)%	(0.49)%
Return on average equity	(14.21)%	(3.16)%
Net interest margin	4.16%	4.02%
Dividend payout ratio	-	-
Asset Quality Ratios:		
Allowance to period-end loans	2.14%	1.20%
Non-performing loans to allowance for loan and lease losses	90.72%	75.08%
Non-performing assets to total assets	1.71%	0.71%
Net chargeoffs (recoveries) to average loans	1.38%	-
Capital Ratios:		
Total risk-based capital ratio	11.56%	21.63%
Tier I risk-based capital ratio	10.30%	20.38%
Tier I leverage capital ratio	9.26%	15.21%
Total equity to total assets	9.32%	14.79%

(1) Excludes unamortized premium paid for the loans and deposits purchased from Rushmore Trust & Savings, FSB in 1997, and goodwill from the purchase of certain assets of uvm Mortgage Marketing, Inc. in October, 2004.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this review in conjunction with our financial statements and accompanying notes included elsewhere in this report. Because AmericasBank Corp. has no material operations and conducts no business on its own other than owning its subsidiary, AmericasBank, the discussion primarily concerns the business of AmericasBank. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we" or "our" refers to both AmericasBank Corp. and AmericasBank.

Business Strategy

Our long-term strategy has been to become a family of high-performing community banking centers, each organized to look, act, and feel like an independent local bank with its own separate identity. Each of the community banking centers in this family will operate as a division of AmericasBank, and all of the centers will share centralized services including operating systems and processing, funds transfer, loan administration and credit policy oversight, compliance and risk management, and human resources administration. Each banking center will be staffed by a president and team of business development officers, including a residential and commercial mortgage lending group.

Our strategy has been to focus on promoting business entrepreneurship and home ownership by delivering value-added products and services to selected customers in the communities that we serve. Specifically, we have sought to obtain low-cost core deposits from small businesses in our market areas, and then invest those funds primarily into in-market residential and commercial real estate loans and commercial loans as we identify opportunities via our network of mortgage originators and community bankers. Obtaining low-cost core deposits in lieu of depending on high rate certificates of deposit will reduce our overall cost of funds and ultimately improve our net interest margin.

We had been using the $11 million in capital that we raised in our 2006 offering to execute this expansion strategy, which allows us to effectively leverage our investment in bank and loan operations. In furtherance of our strategy, during 2007, we organized banking centers in the Towson and Annapolis markets, and we had been seeking to identify and enter as many as three additional markets in Central Maryland by 2012. During 2007, our assets increased from $108 million at December 31, 2006 to $146 million at December 31, 2007.

However, during the year ended December 31, 2007, we incurred net losses of $2.3 million, which reduced stockholders' equity to $13.6 million. As a result of the reduction in our stockholders' equity combined with our growth in assets, our capital ratios have decreased. With our lower capital ratios, we presently are unable to grow our assets and liabilities significantly in furtherance of our long-term strategy. See "Item 1. Description of Business -- Risk Factors -- Recent losses have reduced our capital and impaired our ability to execute our business plan. Efforts to increase capital could be dilutive to stockholders' ownership interests." Accordingly, we currently are in the process of reevaluating our long-term strategy.

We have engaged Howe Barnes Hoefer & Arnett, a nationally recognized investment banking firm that specializes in providing advisory services to community financial institutions, to assist us with an assessment of our strategic alternatives. These alternatives might include raising additional capital, taking the Company private, or a possible business combination, among other strategies. The purpose of this strategic assessment is to determine a course of action most likely to generate consistent earnings, a sound and well-capitalized balance sheet, exemplary customer service, opportunities for employees, and the maximum return for shareholders. However, no assurance can be made that any transactions will result from this process.

Recent Developments in Real Estate Lending

Our rapid loan growth in 2006 and 2007 was facilitated in part by the establishment of relationships with select brokers for residential mortgage loans, including loans for the construction of new homes to borrowers who intended to occupy the house as their primary residence. We tended to rely on these brokers to perform basic due diligence on loans. This reliance on the brokers, particularly with one of those brokers, has been the cause of many of our loan problems. We have revised our policies and procedures regarding broker selection and due diligence on brokered loans in order to eliminate the kinds of problems that we have experienced.

We have made significant additions to staff beginning in February of 2007 and continuing through December of 2007 to help us administer our increased loan volume. We have also formalized and documented our policies and procedures regarding project and builder evaluation and construction loan management, and instituted a series of checks and balances to ensure compliance.

We experienced $922,107 in charge-offs on three brokered loans that were related to a developer. One loan was directly to the developer to purchase a lot and build a model and two loans were to individuals purportedly to build primary residences. As a result of a meeting with one of the borrowers in January 2008, we have reason to believe that fraud was motive for these transactions at inception. All three loans involved modular homes, and the Bank made advances for the modular homes without verifying the delivery of the modular units. Although the Bank had an agreed upon modular home draw procedure that specified that funding was to be made directly to the modular builder upon delivery and setting of the modular units, the Bank's construction loan department funded to the draw schedule that was contrary to the Bank's procedure.

Summary of Recent Performance

For the year ended December 31, 2007, our net loss was $2,281,281, compared to a net loss of $430,834 for the prior year. Basic and diluted loss per common share were $(0.86) for the year ended December 31, 2007, compared to $(0.18) for the year ended December 31, 2006.

Net interest income increased by $1,758,424 or 51.8% to $5,154,582 for the year ended December 31, 2007 from $3,396,158 for the year ended December 31, 2006. Average interest earning assets increased by $39,368,379 or 46.6% to $123,837,253 for the year ended December 31, 2007, from $84,468,874 for the year ended December 31, 2006, primarily due to our growth in loans. Balance sheet growth and a change in the mix of assets positively influenced our net interest margin increasing it to 4.16% for the year ended December 31, 2007, from 4.02% for the year ended December 31, 2006.

The provision for loan and lease losses was $3,230,271 for the year ended December 31, 2007, compared to $656,500 for the year ended December 31, 2006. We recorded $2,886,356 of the total provision for 2007 in the quarter ended December 31, 2007, to establish reserves for loans charged off, special provisions for non accrual loans and downgraded loans, and for loan growth. The provision in the fourth quarter of 2007 also included approximately $922,000 for three residential construction loans to a related group of borrowers where we uncovered evidence of possible fraud by outside parties against the Bank.

Noninterest revenue decreased $6,270 for the year ended December 31, 2007 to $462,744, from $469,014 for the year ended December 31, 2006. The decrease for the year ended December 31, 2007, was from a $19,266 decrease in mortgage banking gains and fees to $355,135 for the year ended December 31, 2007, from $374,401 for the year ended December 31, 2006. The decline in mortgage banking gains and fees was partially offset by an increase in service charges on deposit accounts and other fees. The production from our mortgage loan origination group was affected by the softness in the residential real estate market. We originate and sell loans as a correspondent lender and as a broker. This group also provided numerous loan opportunities for us to consider that resulted in our extending credit to borrowers for portfolio loans.

Noninterest expenses increased $1,028,830 or 28.3% to $4,668,336 for the year ended December 31, 2007, from $3,639,506 for the same period in 2006. The significant increase in 2007 compared to 2006 is mostly attributable to expansion activities consisting of a new loan origination unit and banking center in Annapolis, and the addition of three banking professionals in our Towson banking center. As part of our strategy to create local market identity, we opened our banking center in Annapolis under the trade name of Annapolis Community Bank. At approximately the same time, we began operating our Towson location under the trade name of Towson Community Bank. By operating the Annapolis and Towson Community Banks as divisions of AmericasBank and not separately chartered banks, we believe that we can deliver high quality service to our customers with a local market identity, while leveraging the operating platform that we have established and become more efficient over time.

Total assets were $146,121,693 on December 31, 2007, an increase of $37,963,595 or 35.1% over the December 31, 2006 level of $108,158,098.

Loans and leases, net of allowance, at December 31, 2007 were $125,738,589, an increase of $41,151,656 or 48.7% above the $84,586,933 reported at December 31, 2006. Our construction and land development loans (also referred to as acquisition, development and construction "ADC") were $65,989,380 at December 31, 2007, representing approximately 51.3% of our total loans. Approximately $43,271,367 or 70.1% of our ADC loan concentration is to commercial borrowers, with the remaining $19,718,013 or 29.9% of total loans to owner occupied builders. ADC loans generally provide a high yield and were an integral part of our growth strategy. Our concentration in these loans began to increase as the turmoil in the real estate industry intensified and the permanent loan (our primary source of repayment) from the secondary market was changed or eliminated. Our investors and developers are faced with carrying inventory for a longer period than anticipated. Our consumer borrowers who qualified for these products when we originated the ADC loan are now faced with finding permanent financing in a tighter credit market with property values declining.

Non accruing loans increased to $1,717,337 at December 31, 2007, from $624,127 at December 31, 2006. Our non-performing assets were $2,499,287 or 1.71% of total assets at December 31, 2007, compared to $770,184 or 0.71% of total assets at December 31, 2006. Non performing assets include non accruing loans, foreclosed real estate and loans past due over 90 days.

The allowance for loan and lease losses was $2,754,938 or 2.14% of loans at December 31, 2007, compared to $1,025,821 or 1.20% of loans at December 31, 2006. In the fourth quarter of 2007 we performed an extensive review of our exposure in ADC loans. The portion of allowance for loan and lease losses provided for ADC loans was $1,978,448 or 3.00% of the total ADC loans outstanding at December 31, 2007, compared to $428,193 or 1.97% of all ADC loans outstanding at December 31, 2006. Loans charged off for the year ended December 31, 2007 were $1,520,079, of which $1,352,107 occurred in the fourth quarter of 2007. Approximately $922,000 of the loans charged off in the fourth quarter of 2007 was for loans where we suspect that a fraud was committed against the Bank by outside parties.

Total deposits were $131,588,004 at December 31, 2007, which represents a $40,003,467 or 43.7% increase from $91,584,537 at December 31, 2006. Interest-bearing deposits increased $40,001,547 or 48.5% to $122,511,679 at December 31, 2007, from $82,510,132 at December 31, 2006. Noninterest bearing deposits increased $1,920 to $9,076,325 at December 31, 2007, from $9,074,405 at December 31, 2006. Interest bearing deposits increased primarily as a result of the offering of premium rate certificates of deposit through an Internet-based service and through print advertising in local newspapers. While noninterest bearing deposits were flat in 2007 when compared to 2006, we experienced a 42.0% decline in deposits from title companies whose activity is driven by the real estate transactions. The decrease in noninterest bearing deposits from title companies was offset by growth in noninterest checking and business checking accounts. This growth is attributable to our efforts to increase core deposits as part of our strategic initiatives in the Towson and Annapolis markets.

Total stockholders equity was $13,622,838 at December 31, 2007, a decrease of $2,369,558 from the $15,992,396 reported at December 31, 2006.

Results of Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

Net Interest Income

Net interest income is the difference between interest revenue on assets and the cost of funds supporting those assets. Earning assets are comprised primarily of loans, investments and federal funds sold; interest-bearing deposits make up the cost of funds. Noninterest bearing deposits and capital are also funding sources. Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.

Net interest income for the year ended December 31, 2007 increased 51.8% to $5,154,582 from $3,396,158 for the year ended December 31, 2006. The increase is primarily attributable to a 46.6% increase in average interest earning assets to $123,837,253 for the year ended December 31, 2007 from $84,468,874 for the year ended December 31, 2006.

Total interest revenue increased by $3,917,122 to $10,331,078 for the year ended December 31, 2007, from $6,413,956 for the year ended December 31, 2006. The increase is primarily attributable to an increase in interest revenue from loans and leases, partially offset by a decrease in interest revenue from federal funds sold and Federal Home Loan Bank deposit. Interest revenue from loans and leases increased for the year ended December 31, 2007 by $4,110,599 or 76.0%. Interest revenue from federal funds sold and Federal Home Loan Bank deposit decreased for the year ended December 31, 2007 by $205,502 or 24.7%.

An increase in average loans was the primary factor contributing to the significant increases in interest revenue between the comparable periods. Average loans excluding loans held for sale increased by $43,596,351 or 67.2% for the year ended December 31, 2007 to $108,430,102 from $64,833,751 for the year ended December 31, 2006. The yield on loans increased to 8.78% for the year ended December 31, 2007, from 8.35% for the year ended December 31, 2006.

Average federal funds sold and Federal Home Loan Bank deposits decreased by $4,443,795 or 26.6% for the year ended December 31, 2007, to $12,271,299 from $16,715,094 for the year ended December 31, 2006. The yield on these funds increased to 5.10% for the year ended December 31, 2007, from 4.97% for the year ended December 31, 2006.

Interest expense increased by $2,158,698 or 71.5% for the year ended December 31, 2007, to $5,176,496 from $3,017,798 for the year ended December 31, 2006. The increase in interest expense was due to our growth in average interest-bearing deposits and an increase in the rates paid on deposits as a result of the rise in market interest rates and our offering of premium rate certificates of deposit.

Average interest bearing deposits increased by $36,355,872 or 55.0% for the year ended December 31, 2007, compared to the same period in 2006. The average rate paid on interest-bearing deposits increased to 5.04% for the year ended December 31, 2007, from 4.56% for the year ended December 31, 2006. The majority of the increase in average interest-bearing deposits was attributable to our growth in certificates of deposit and money market accounts resulting from our local marketing efforts, certificates of deposit offered through retail brokered channels, and the use of an Internet-based service to offer certificates of deposit.

Average noninterest-bearing deposits decreased by $300,172 or 4.2% for the year ended December 31, 2007 to $6,777,683 from $7,077,855 for the year ended December 31, 2006. The decrease in noninterest bearing deposits was primarily due to a decrease in deposits by our title agency customers.

Short-term borrowings consist of daily advances under our secured line of credit from the Federal Home Loan Bank of Atlanta and securities sold under and agreement to repurchase. Short-term borrowings averaged $218,567 in 2007 with an average rate paid of 4.66%. There were no short-term borrowings in 2006.

The increase in yields on earning assets and rates on interest-bearing liabilities was also affected by higher market rates throughout 2007 as compared to 2006. The Federal Reserve's target for the federal funds averaged approximately 5.05% in 2007, and approximately 4.96% in 2006. The federal funds target rate at December 31, 2007 was 4.25%. In response to turmoil in the real estate industry, the Federal Reserve took significant actions at the beginning of 2008 by lowering the target federal funds rate to 3.50% on January 22, 2008, to 3.00% on January 30, 2008, and to 2.25% on March 18, 2008. We expect the net margin on earning assets to contract in 2008 as a result of these actions and possible further rate reductions in 2008. The net margin on earning assets increased to 4.16% for the year ended December 31, 2007 from 4.02% for the year ended December 31, 2006.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Average Interest Rates/Yields

	Year Ended December 31,					
	2007			2006		
	Average balance	Interest	Yield/ Rate	Average balance	Interest	Yield/ Rate
Assets:						
Federal Funds Sold and FHLB deposit	$ 12,271,299	$ 625,976	5.10%	$ 16,715,094	$ 831,478	4.97%
FHLB and FRB stock	659,963	39,905	6.05%	463,374	27,183	5.87%
Investment Securities	187,110	8,107	4.33%	30,000	896	2.99%
Loans held for sale	2,288,779	135,621	5.93%	2,426,655	143,529	5.91%
Loans:						
Residential real estate	29,092,984	2,507,192	8.62%	30,450,608	2,508,375	8.24%
Construction and land development	48,356,694	4,365,333	9.03%	12,309,902	1,074,988	8.73%
Commercial, including real estate	18,843,228	1,618,953	8.59%	11,735,367	979,275	8.34%
Commercial finance leases	655,810	49,285	7.52%	1,574,429	111,585	7.09%
Home equity	11,292,677	966,257	8.56%	8,402,094	710,377	8.45%
Installment	188,709	14,449	7.66%	361,351	26,270	7.27%
Total loans	108,430,102	9,521,469	8.78%	64,833,751	5,410,870	8.35%
Total interest earning assets	123,837,253	10,331,078	8.34%	84,468,874	6,413,956	7.59%
Allowance for loan and lease losses	(1,207,766)			(558,061)		
Noninterest-bearing cash	1,248,716			1,595,680		
Premises and equipment	1,328,952			1,022,733		
Other assets	1,046,208			661,345		
Total assets	126,253,363			87,190,571		
Liabilities and Stockholders' Equity						
Interest-bearing Deposits						
Savings	4,548,741	135,315	2.97%	4,834,925	156,640	4.33%
NOW money market and escrow	19,071,655	960,044	5.03%	14,929,501	725,403	4.86%
Certificates of deposit	78,887,367	4,070,955	5.16%	46,387,465	2,135,755	4.60%
Total interest-bearing deposits	102,507,763	5,166,314	5.04%	66,151,891	3,017,798	4.56%
Noninterest-bearing deposits	6,777,683	-		7,077,855	-	
	109,285,446	5,166,314	4.73%	73,229,746	3,017,798	4.12%
Other borrowings	218,567	10,182	4.66%			
	109,504,013	5,176,496	4.73%			
Other liabilities	697,691			323,546		
Stockholders' equity	16,051,659			13,637,279		
Total Liabilities and Stockholders' Equity	$ 126,253,363			$ 87,190,571		
Net interest spread			3.61%			3.47%
Net interest income		$ 5,154,582			$ 3,396,158	
Net margin on earning assets			4.16%			4.02%

The following table describes the impact on our interest revenue and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest revenue or expense due to both volume and rate is divided proportionately between the rate and volume variances.

Rate/Volume Variance Analysis

	Year Ended December 31, 2007 compared to 2006 Variance due to :			Year Ended December 31, 2006 compared to 2005 Variance due to :		
	Total	Rate	Volume	Total	Rate	Volume
Interest Earning Assets:						
Federal Funds Sold and FHLB Deposit	$ (205,502)	$ 20,690	$ (226,192)	$ 385,365	$ 250,337	$ 135,028
FHLB and FRB stock	12,722	859	11,863	15,254	1,433	13,821
Investment Securities	7,211	572	6,639	(7,257)	(3,548)	(3,709)
Loans held for sale	(7,908)	262	(8,170)	28,900	20,309	8,591
Loans:						
Residential real estate	(1,183)	113,188	(114,371)	1,208,412	132,129	1,076,283
Construction and land development	3,290,345	37,481	3,252,864	739,183	152,196	586,987
Commercial, including real estate	639,678	29,810	609,868	274,702	46,361	228,341
Commercial finance leases	(62,300)	6,367	(68,667)	(83,153)	774	(83,927)
Home equity	255,880	8,646	247,234	409,683	82,231	327,452
Installment	(11,821)	1,331	(13,152)	(2,658)	702	(3,360)
Total interest revenue	3,917,122	219,206	3,697,916	2,968,431	682,924	2,285,507
Interest-bearing Liabilities						
Savings	(21,325)	(17,936)	(3,389)	43,889	54,344	(10,455)
NOW, money market and escrow	234,641	26,963	207,678	507,967	96,908	411,059
Certificates of deposit	1,935,200	284,647	1,650,553	780,789	271,113	509,676
Total interest-bearing deposits	2,148,516	293,674	1,854,842	1,332,645	422,365	910,280
Other borrowings	10,182	-	10,182	-	-	-
Net interest income	$ 1,758,424	$ (74,468)	$1,832,892	$1,635,786	$ 260,559	$ 1,375,227

Provision for Loan and Lease Losses and Analysis of Allowance for Loan and Lease Losses

Lending involves a risk that our loans and leases may not be repaid in full and a credit loss will result. Credit losses occur in varying amounts due to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. We maintain a reserve account for credit losses called the allowance for loan and lease losses, and charge all probable credit losses against this account in accordance with regulatory guidance, industry standards, and generally accepted accounting principles. We charge a provision for loan and lease losses to earnings to maintain our allowance for loan and lease losses at a level that we consider to represent our best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, industry standards, economic conditions (particularly as such conditions relate to AmericasBank's market area), regulatory guidance, the financial condition of the borrower, historical payment performance and the collateral securing the loans and leases. Recoveries on loans previously charged off are added back to the allowance.

The provision for loan and lease losses was $3,230,271 for the year ended December 31, 2007, compared to $656,500 for the year ended December 31, 2006. The provision for each period reflects our risk assessment of the portfolio and the growth in loan and lease balances outstanding. We had net loans charged off of $1,501,154 in 2007, compared to net loan recoveries of $2,411 in 2006.

We have developed a methodology for evaluating the adequacy of the allowance for loan and lease losses that distinguishes between credits evaluated as a group by either loan or risk rating category and those evaluated individually. We have predetermined allowance percentages based on credit types and for each risk rating category. All loans and leases are assigned a risk rating when they are made. This risk rating is reassessed by management periodically using the various evaluation factors mentioned above. Loans and leases that exhibit an acceptable level of risk per our internal risk grading system are grouped by category and assigned a standard reserve percentage when assessing the adequacy of the allowance for loan and lease losses. Loans and leases that are adversely risk-rated, or exhibit characteristics that suggest we have a heightened risk of default, are evaluated separately from non-adversely risk rated credits. Each adversely risk rated credit is assigned a standard reserve based on its risk rating or a special reserve based on management's assessment of the particular risk factors related to that credit, which may be more or less than the standard reserve for that risk rating.

The predetermined percentages that we use are based on management's judgment as to appropriate reserve percentages for various categories of loans, and adjusting those values based on the following: historical losses in each category, historical and current delinquency in each category, underwriting standards in each category, comparison of our losses and delinquencies to peer group performance and an assessment of the likely impact of economic and other external conditions on the performance of each category.

A test of the adequacy of the allowance for loan and lease losses is performed and reported to the Board of Directors on a quarterly basis by our senior lending officer. Our senior lending officer will recommend an increase or decrease in the provision and the board will approve or disapprove the recommendation based on a discussion of the risk factors. We believe that we use the most reliable information available to us to make a determination with respect to the allowance for loan and lease losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy, and new information that becomes available to us. However, the allowance for loan and lease losses may not be sufficient to absorb losses on nonperforming assets, and may not be sufficient to cover losses on nonperforming assets in the future.

The allowance for loan and lease losses represented 2.14% and 1.20% of total loans at December 31, 2007 and December 31, 2006, respectively. The increase in the allowance as a percentage of total loans is due to the special reserves and a change in the risk assessment and composition of our loans. A primary focus of our lending activities is loans secured by a first lien on a one-to-four family property and loans secured by home equity loans. AmericasBank has no exposure to foreign countries or foreign borrowers. Management believes that the current allowance for loan and lease losses is adequate.

The following table represents an analysis of the allowance for loan and lease losses for the periods indicated:

Allowance for Loan and Lease Losses

	Year Ended December 31,	
	2007	2006
Balance, beginning of period	$ 1,025,821	$ 366,910
Provision for loan and lease losses	3,230,271	656,500
Chargeoffs:		
Residential real estate	-	-
Construction and land development	1,520,079	-
Commercial, including real estate	-	7,230
Commercial finance leases	-	-
Home equity	-	-
Installment	-	-
Total chargeoffs	1,520,079	7,230
Recoveries:		
Residential real estate	-	-
Construction and land development	-	-
Commercial, including real estate	18,925	9,641
Commercial finance leases	-	-
Home equity	-	-
Installment	-	-
Total recoveries	18,925	9,641
Net chargeoffs (recoveries)	1,501,154	(2,411)
Balance, end of period	$ 2,754,938	$ 1,025,821
Allowance for loan losses to total loans	2.14%	1.20%
Ratio of net-chargeoffs (recoveries) during the period to average loans outstanding during period	1.38%	0.00%

The following table provides a breakdown of the allowance for loan and lease losses as of December 31, 2007 and 2006.

Allocation of Allowance for Loan and Lease Losses

	December 31,			
	2007		2006	
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category
Residential real estate (1)	$ 296,978	20.37%	$ 324,548	42.45%
Construction and land development (1)	1,978,448	51.27%	428,193	25.40%
Commercial, including real estate (1)	291,057	17.93%	153,269	18.46%
Commercial finance leases	5,369	0.33%	48,560	1.29%
Home equity	181,042	10.01%	54,517	12.11%
Installment	1,114	0.09%	16,734	0.29%
Unallocated	930	-	-	-
Total	$2,754,938	100.00%	$1,025,821	100.00%

(1) Our residential real estate loans, construction and land development, and commercial loans, including real estate, include owner occupied residential mortgages and one-to-four family and multi-family mortgages to investors.

Noninterest Revenue

Noninterest revenue consisted primarily of mortgage banking gains and fees from the sale of mortgage loans, and service charges on deposit accounts, which includes debit card fees and ATM fees. Noninterest revenue decreased $6,270 for the year ended December 31, 2007, to $462,744, from $469,014 for the year ended December 31, 2006.

The decrease for the year ended December 31, 2007, was primarily from a $19,266 decrease in mortgage banking gains and fees to $355,135 for the year ended December 31, 2007, from $374,401 for the year ended December 31, 2006. We experienced a decline in the origination of loans to be sold in the secondary market that was consistent with the softness in the real estate market in our region.

Service charges on deposit accounts and other fees increased to $107,609 for the year ended December 31, 2007, from $94,613 for the year ended December 31, 2006. The increase was primarily from fees on business accounts and ATM service charges. We have an ATM at our Towson and Highlandtown banking locations.

Noninterest Expenses

Noninterest expenses for the year ended December 31, 2007, were $4,668,336, compared to $3,639,506 for the same period in 2006. The increase for the year ended December 31, 2007 was $1,028,830 or 28.3%.

Salaries increased $585,469 to $2,189,415 for the year ended December 31, 2007 from $1,603,946 for the year ended December 31, 2006. We had forty-six full-time equivalent employees at December 31, 2007, compared to thirty-three full-time equivalent employees at December 31, 2006. For our Towson banking center, we added a banking center president, a commercial relationship manager, and a business and community development officer. These three veteran bankers are charged with transforming our Towson location into the banking center model described above under "Strategy." In Annapolis, Maryland, we added a banking center president, a senior mortgage loan officer, a senior mortgage loan administrator, a banking center manager, and two customer service representatives. We also added a commercial mortgage lending officer and administrative staff in Towson to support loan growth. In all, we have added approximately $800,000 in annual salaries related to our expansion. The expense associated with these new hires mostly began in the second and third quarters of 2007, accounting for the 36.5% increase in salaries in 2007. The increase in salaries for the year ended December 31, 2007 was partially offset by an increase in the amount of salary expense deferred as a direct cost of loan origination. We deferred $73,302 more in salary costs in 2007, compared 2006, due to our increased loan origination activity.

Stock-based compensation for the year ended December 31, 2007 decreased $257,239 to a credit of $(121,390) from $135,849 the year ended December 31, 2006. The credit to salary expense in 2007 resulted from the forfeiture of stock options issued subject to certain performance based criteria and hurdles under the 2004 Stock Incentive Plan. A provision in the option vesting rules permitted the carryover of unvested options to future years if certain performance measurements were satisfied, but others were not. The deterioration in loan quality and loans charged off in 2007 were well below the performance standards. This triggered the vesting adjustment clause in the plan thereby causing all unvested option for years 2004, 2005, 2006 and 2007 to be forfeited. The total number of performance options forfeited was 129,331. Our executive officers (Mr. Anders, Mr. Rever and Mr. Muncks) held 104,257of the total options forfeited.

Employee benefits increased $121,592 to $596,980 for year ended December 31, 2007, from $475,388 for the year ended December 31, 2006. The increase was mainly in payroll taxes, our match of employee contributions to benefit plans, and health care benefits. For competitive reasons, we expanded our employee benefit package and human resource function in 2006 by engaging the services of Administaff, a professional employer organization. The increase in employee benefits for the year ended December 31, 2007, was partially offset by a $54,094 increase in the amount of benefit expense deferred as a direct cost of loan origination.

Occupancy expense increased $131,820 to $344,598 for the year ended December 31, 2007, from $212,778 for the year ended December 31, 2006. The increase is primarily from additional rent and depreciation of leasehold improvements from the expansion of our mortgage business in Frederick, Maryland, the relocation of our Towson mortgage operation group from our headquarters building to leased space, and additional rent and depreciation of leasehold improvements from the opening of the Annapolis banking center. The $98,662 increase in rent expense to $181,464 for the year ended December 31, 2007, from $82,802 for the year ended December 31, 2006, accounted for a majority of the increase in occupancy expense.

Furniture and equipment expense increased $53,769 to $173,135 for the year ended December 31, 2007 from $119,366 for the year ended December 31, 2006. The increase was mostly in depreciation expense arising from an increase in furniture and equipment purchased to support our expansion and business unit relocation activities.

Other expense increased $136,180 to $1,364,208 for the year ended December 31, 2007 from $1,228,028 for the year ended December 31, 2006. The increase in other expense included advertising and business development activities, FDIC deposit insurance premiums, loan expenses for problem loans, telephone and director fees. To support our expansion efforts in 2007, we increased advertising and business development expenses by $54,334 to $176,593 for the year ended December 31, 2007, from $122,259 for the year ended December 31, 2006. Premiums paid to the FDIC increased by $40,481 to $56,193 for the year ended December 31, 2007, from $15,712 for the year ended December 31, 2006. This increase was related to the increase in deposits balances outstanding in 2007 compared to 2006, and to an increase in the assessment rate of the deposit premium charged by the FDIC under the risk-based assessment system amended for 2007.

Income Taxes

We have not incurred any income tax liability since our inception. At December 31, 2007 and 2006, we had net tax operating loss carryforwards of approximately $6,811,660 and $5,473,747, respectively, available to offset future taxable income. The carryforwards at December 31, 2007, will expire beginning in 2017.

Net Loss

Our net loss for the year ended December 31, 2007 was $2,281,281 or $(0.86) per basic and diluted common share, an increase of $1,850,447 from the loss of $430,834 or $(0.18) per basic and diluted common share for the year ended December 31, 2006.

Analysis of Financial Condition

Investment Securities

We have chosen to invest our available funds primarily in federal funds sold and Federal Home Loan Bank deposits. Management has made the decision to maintain its available funds in highly liquid assets because it wishes to ensure that funds are readily available to fund the growth of the loan portfolio. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity to fund loan growth. This strategy has a negative effect on net interest income as investment securities would generally yield a higher interest rate than that being paid on our liquid assets. Also, the volatility of our deposits require that we retain funds in liquid assets.

The investment portfolio at December 31, 2007 was $921,783, an increase of $891,783 from the $30,000 in investment securities at December 31, 2006. We increased our investment securities during 2007 by investing in U.S. Treasury securities and government agency notes. These added investments have a maturity of one year or less and were pledged as collateral for sales of securities under a repurchase agreement. The investment portfolio at December 31, 2007 and 2006 also included a single equity security carried at $30,000.

The following table sets forth a summary of the investment securities as of the periods indicated. Available for sale securities are reported at estimated fair value. There were no held to maturity securities in our portfolio as of December 31, 2007 or 2006. We did not have tax exempt obligations for any of the periods shown.

Investment Securities

	December 31,	
	2007	2006
Available for sale secuirties		
U.S. Treasury securities	$ 149,929	$ -
U. S. government agency notes	741,854	-
Equity security	30,000	30,000
Total available for sale	$ 921,783	$ 30,000

U.S. Treasury securities and government agency notes note are carried at their fair value as determined by a third party pricing service. The equity investment is stock held in Atlantic Central Bankers Bank and has no stated term. In addition to our equity investment, we sell overnight federal funds at the prevailing market rate to Atlantic Central Bankers Bank, and we have also purchased participations in loans from them. Currently, Atlantic Central Bankers Bank reports that it has approximately 350 shareholder banks. This low number of shareholders limits the marketability and trading environment for the stock. Recent sales of Atlantic Central Bankers Bank stock by Atlantic Central Bankers Bank indicates that there has been no loss in the fair value of our investment.

The following table shows the amortized cost, fair value and weighted average yield of our securities at December 31, 2007.

Investment Securities Available for Sale
Year ended December 31, 2007

	Amortized cost	Fair value	Weighted Average Yield
U.S. government and agency securities	$ 891,252	$ 891,783	4.63%
Equity security	30,000	30,000	2.80%
	$ 921,252	$ 921,783	4.33%

Loan Portfolio

The loan portfolio, net of allowance, unearned fees and origination costs increased $41,151,656 or 48.7% to $125,738,589 at December 31, 2007, from $84,586,933 at December 31, 2006. Construction and land development loans increased by $44,208,604 (203.0%), commercial loans including commercial real estate loans increased by $7,253,908 (45.8%), and home equity loans increased by $2,494,288 (24.0%) from their respective balances at December 31, 2006. In 2007, with the turmoil in the real estate market, we experienced a slowdown in the pace at which our borrowers were refinancing their construction loans with permanent financing. This condition contributed to the large increase to our construction and land development loans in 2007. Residential real estate loans decreased by $10,187,803 (28.0%), installment loans decreased by $129,605 (51.9%) and commercial finance leases decreased by $680,238, (61.3%), from their respective balances at December 31, 2006, from payoffs and principal amortization. We have reduced our efforts to grow the lease portfolio. Going forward, we expect to continue to see wide changes in our loan categories as we experience scheduled payoffs and as we grow our loan portfolio, particularly residential real estate loans.

Loans secured by real estate comprise the majority of the loan portfolio. AmericasBank's loan customers are generally located in the greater Baltimore metropolitan area.

The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

	Loan Portfolio December 31,			
	2007	%	2006	%
Residential real estate (1) (2)	$ 26,218,921	20.37%	$ 36,406,724	42.45%
Construction and land development (1) (2)	65,989,380	51.27%	21,780,776	25.40%
Commercial, including real estate (1) (2)	23,085,090	17.93%	15,831,182	18.46%
Commercial finance leases	429,487	0.33%	1,109,725	1.29%
Home equity	12,882,734	10.01%	10,388,446	12.11%
Installment	119,990	0.09%	249,595	0.29%
	128,725,602	100.00%	85,766,448	100.00%
Deferred loan origination fees, net of cost	(232,075)		(153,694)	
Allowance for loan and lease losses	(2,754,938)		(1,025,821)	
	$ 125,738,589		$ 84,586,933	

(1) Our loan portfolio includes owner occupied residential mortgages and one-to-four family and multi-family mortgages to investors. At December 31, 2007, $15,704,677 of residential real estate loans, $45,804,807 of construction and land development loans, and $8,656,819 of commercial loans, including real estate loans, were to investors. At December 31, 2006, $23,475,679 of residential real estate loans and $6,244,244 of commercial loans, including real estate loans, were to investors.

(2) The variance in these loan categories between December 31, 2007, and December 31, 2006, was also effected by the re-evaluation and expansion of our internal classifications that we implemented in the first quarter of 2007. As a result of this improvement, approximately $10 million in Residential real estate loans and $6 million in Commercial, including real estate loans, were reclassified into the Construction and land development loan category.

The following table presents the scheduled loan maturity or repricing of our loan portfolio at December 31, 2007. Certain loans classified as variable rate in the table below have a scheduled maturity or repricing period, however the rate for these loans are typically tied to a rate index such as the prime rate. The rate on these loans will change with a change to the index and may result in a different repricing date as depicted in the table below.

Loan Maturity or Repricing Distribution at December 31, 2007

	1 year or less	1-5 years	After 5 years	Total
Residential real estate	$ 11,283,221	$ 14,010,592	$ 925,108	$ 26,218,921
Construction and land development	57,584,731	7,178,994	1,225,655	65,989,380
Commercial, including real estate	6,717,619	13,890,435	2,477,036	23,085,090
Commercial finance leases	81,762	347,725	-	429,487
Home equity	12,799,567	83,167	-	12,882,734
Installment	24,674	8,003	87,313	119,990
Total loans	$ 88,491,574	$ 35,518,916	$ 4,715,112	$ 128,725,602
Fixed rate	$ 22,466,546	$ 15,917,337	$ 3,376,096	$ 41,759,979
Variable rate	66,025,028	19,601,579	1,339,016	86,965,623
Total loans	$ 88,491,574	$ 35,518,916	$ 4,715,112	$ 128,725,602

Asset Quality

We perform monthly reviews of all delinquent loans and leases and loan officers are charged with working with customers to resolve potential credit issues and payment delinquency in a timely manner. We generally classify loans and leases as nonaccrual when collection of full principal and interest under the original terms of the credit is not expected or payment of principal or interest has become 90 days past due. Classifying a credit as nonaccrual results in us no longer accruing interest on such loan or lease and reversing any interest previously accrued but not collected. We will generally restore a nonaccrual loan or lease to accrual status when delinquent principal and interest payments are brought current and we expect to collect future monthly principal and interest payments in a timely manner and in accordance with the original repayment schedule. Generally, we credit all interest payments received on nonaccruing credits to the principal balance of the loan or lease to reduce our credit exposure. If we have collateral that mitigates our credit exposure, we may recognize interest as income when received. We had no restructured loans as of December 31, 2007, or December 31, 2006.

The table below provides detail on nonaccruing and charged off loans by loan classification. We have been most active in construction and land development lending, which is also referred to as acquisition, development and construction (ADC). We are heavily concentrated in ADC lending with approximately $66.0 million or 51% of the total loans outstanding at December 31, 2007 in this loan class. ADC loans constituted $1.6 million of the $1.7 million in nonaccruing loans at December 31, 2007, and all of the $1.5 million of charged off loans for the year ended December 31, 2007 were related to ADC loans. The ADC loans charged off in the table below included $922,107 for the loans where we suspect that a fraud was committed against the Bank by outside parties.

Loan Quality by Classification
December 31, 2007

	Total	Nonaccruing		Charged off	
Loan Classification	Loans	Loans	% of Class	Loans	% of Class
Residential real estate	$ 26,218,921	$ 92,815	0.35%	$ -	-
Construction and land development (ADC)	65,989,380	1,624,522	2.46%	1,520,079	2.30%
Commercial, including real estate	23,085,090	-	-	-	-
Commercial finance leases	429,487	-	-	-	-
Home equity	12,882,734	-	-	-	-
Installment	119,990	-	-	-	-
	$ 128,725,602	$ 1,717,337	1.33%	$ 1,520,079	1.18%

At December 31, 2007, $70,166,302, or 54.5% of gross loans, were loans to investors to acquire and develop, through new construction or rehabilitation, residential and commercial properties for resale or to hold as investment properties (investor loans). Loans to investors are more speculative and involve a higher degree of credit risk than lending to borrowers who plan to occupy the property as a primary residence, or as a location to conduct their business. Credit risk are heightened for investor loans because repayment of the loans often depends on positive cash flow from the operation of the property, the income of the borrowers and, for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction. The quality of this portfolio tends to be more volatile depending on the supply and demand for residential real estate in general and expectations about future market appreciation in particular. The table below details our loans to investors by loan class.

Investor Loans by Classification
December 31, 2007

Loan Classification	Total Loans	Investor Loans: Loans	Investor Loans: % of Class
Residential real estate	$ 26,218,921	$ 15,704,677	59.90%
Construction and land development (ADC)	65,989,380	45,804,807	69.41%
Commercial, including real estate	23,085,090	8,656,819	37.50%
Commercial finance leases	429,487	-	-
Home equity	12,882,734	-	-
Installment	119,990	-	-
	$ 128,725,602	$ 70,166,303	54.51%

Information about non-performing loans is as follows:

	December 31, 2007	December 31, 2006
Nonaccrual loans	$ 1,717,337	$ 624,127
Unrecorded interest on nonaccrual loans	63,886	107,569
Loans past due 90 days or more and still accruing interest	341,950	146,057
Specific reserve for non accrual loans included in the allowance for loan and lease losses	398,364	198,106

Nonaccrual loans are comprised of seven loans and we had one loan past due more than 90 days that was still accruing interest. Our largest nonaccrual exposure is three loans for the purchase of residential building lots and the construction of modular homes in a residential subdivision to a related group of borrowers. We now believe that fraud was the motive for what appeared to be a diversion on funds advanced to the builder/developer for the construction of modular homes by the modular home manufacturer. The outstanding amount on these three loans after offsetting for cash collateral totaled $1,585,433. In the fourth quarter of 2007, AmericasBank charged off $922,107 on these loans. We believe that the remaining loan balances of $663,327 is recoverable from the value of the unimproved building lots securing the loans and other cash collateral totaling $100,827 which was not offset at year end. We established a reserve in our allowance for loan and lease losses of $140,625, or 25% of the non-cash secured balance as a contingency in the event further charges are necessary once the liquidation value of the building lots is established. We have totally discounted the value of all other collateral except for the building lots and the cash, including junior liens on other properties, and are pursuing all avenues of potential recovery.

Our next largest nonaccrual loan is an $800,000 loan to a land developer to finance costs on a several development projects. Our loan is secured by undeveloped residential building lots owned by the developer. We considered our primary source of repayment to be the sale of developed lots financed by other lenders or the placement of land development loans on new projects. These sources of repayment did not materialize as planned, causing our loan to be in default. We have instituted foreclosure proceedings and charged off $300,000 of the $800,000 loan at December 31, 2007, due to a sharp decline in the value of the undeveloped lots securing our loan. We established a reserve in our allowance for loan and lease losses of $200,000 on the remaining loan balance as contingency in the event further charges are necessary once the liquidation value of our collateral is established.

Of the remaining three loans on nonaccrual, two are to investors for the acquisition and renovation of properties in Baltimore City to be marketed for resale, and one is a residential mortgage loan. The larger of the two investor loans is a loan of $361,195 where the borrower abandoned the project and has disappeared. We charged off $130,000 of the balance at December 31, 2007, and established a reserve in the allowance for loan and lease losses of $46,239 at December 31, 2007, as contingency in the event further charges are necessary once the liquidation value of our collateral is established. This property went to foreclosure sale in February 2008 and was purchased at auction by the Bank.

The residential mortgage is a loan secured by property in Washington County that was abandoned and the Bank has instituted foreclosure proceedings. This loan balance is $92,815 and we established a reserve in the allowance for loan and lease losses of $13,922 on the balance as a contingency in the event in property is not sold at auction for our loan balance.

The loan that was past due by 90 days or more at December 31, 2007, is to an investor for the acquisition and renovation of a residential property in Baltimore City. This loan was delinquent because it had matured. The maturity was extended in the first quarter of 2008 and the loan is no longer classified as a nonperforming asset.

We anticipate that nonaccrual loans will continue to increase in 2008, reflecting weakening conditions in the real estate market.

We had one foreclosed property carried at $440,000 at December 31, 2007. This property was related to one loan in which we held an approximately 10% participation. Our portion of the loan balance was $589,127 at December 31, 2006. This loan was a participation in a loan to a land developer for the purchase and development of raw land that was under contract for sale as developed lots to a national homebuilder. The project ran into delays during the permitting process related primarily to storm water management issues. As a result of the delays, the interest reserve was exhausted, causing the loan to go into default. The banks demanded payment and filed a foreclosure action on the property. The bank participant group purchased the property at the foreclosure auction during the second quarter of 2007. We reduced the carrying value of this nonperforming loan from $589,127 to $440,000, and reclassified the asset to foreclosed real estate at June 30, 2007.

We apply the provisions of Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), *Accounting by Creditors for Impairment of a Loan,* as amended by Statement of Financial Accounting Standards No. 118 ("SFAS No. 118"), *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure.* SFAS No. 114 and SFAS No. 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding provision for loan and lease losses. We write off impaired loans when collection of the loan is doubtful. We generally classify nonaccrual loans and leases as impaired. As of December 31, 2007 and December 31, 2006, no credit had been identified as impaired other than the nonaccrual loans and leases described above.

We classify any property acquired as a result of foreclosure on a mortgage loan as foreclosed real estate and record it at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carry the property at the lower of cost or net realizable value. We charge any required write-down of the loan to its net realizable value against the allowance for loan and lease losses at the time of foreclosure. We charge to expense any subsequent adjustments to net realizable value. Upon foreclosure, we generally require an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis. As of December 31, 2007, we had $440,000 in foreclosed real estate. As of December 31, 2006, we had no foreclosed real estate.

Deposits

We seek deposits within our market area by paying competitive interest rates and offering high quality customer service. In conjunction with our growth strategy, we offer premium rate certificates of deposit to support loan growth.

We use an Internet-based service to offer our certificates of deposit. In 2006, we also began offering retail brokered certificates of deposit. The interest rate offered through these sources is higher than what we would typically pay within our market. We have employed these services as an interim strategy to support our loan growth plans and view it as a cost effective and efficient process to raise deposits for specific terms. The use of higher cost certificates of deposit in the short to medium term (one to five years) is integral to the business plan to bring AmericasBank to profitability. The longer term funding strategy (over five years) is to replace these higher cost deposits with lower cost and less volatile core deposits from small businesses and professional firms. The successful implementation of this stage of the strategy is highly dependent on our ability to establish confidence and deliver superior services to this group of targeted customers.

At December 31, 2007, our total deposits have increased by $40,003,467 or 43.7% to $131,588,004 from $91,584,537 at December 31, 2006. Interest-bearing deposits increased $40,001,547 or 48.5% to $122,511,679 at December 31, 2007, from $82,510,132 at December 31, 2006. In addition, our noninterest-bearing deposits increased $1,920 to $9,076,325 at December 31, 2007, from $9,074,405 at December 31, 2006.

A majority of the increase in our interest bearing deposits was in certificates of deposit and money market accounts. The growth in these accounts was due to our utilization of the Internet-based service, retail brokered certificates of deposit and the use of print advertising in local newspapers to offer certificates of deposit and other interest bearing core deposit products. At December 31, 2007, we had $31,357,868 in certificates of deposit issued through the Internet-based service at an average cost of approximately 5.09%. Deposits from this source represented 25.6% of our interest bearing deposits as of December 31, 2007, compared to 24.8% at December 31, 2006. At December 31, 2007, we had $27,662,000 in retail brokered certificates of deposit at an average cost of approximately 5.25%. Deposits from this source represented 22.6% of our interest bearing deposits as of December 31, 2007, compared to 9.7% at December 31, 2006.

We increased our money market accounts by $3,233,466 to $18,213,798 or 21.6% at December 31, 2007, from $14,980,332 at December 31, 2006, reflecting our strategy to reduce the bank's reliance on certificates of deposit as a funding source.

Our noninterest bearing deposits increased in 2007 by $1,920 to $9,076,325 at December 31, 2007, from $9,074,405 at December 31, 2006. Deposits from title companies were $3,695,315 at December 31, 2007, compared to $6,373,548 at December 31, 2006. These are monies held for short periods of time pending the disbursement of funds in mortgage loan or mortgage loan refinancing transactions. The balances on deposit with us from these depositors can fluctuate greatly during any given month, depending on transaction scheduling and overall market conditions. The $2,678,233 or 42.0% decrease in these balances in 2007 from 2006 was the direct result in the decline in the real estate market. These balances at December 31, 2007 and 2006, represent 40.7% and 70.2%, respectively, of our noninterest bearing deposits which creates a real estate industry concentration. In order to meet the withdrawal needs of these customers, we monitor our liquidity on a daily basis. The decrease in noninterest bearing deposits from title companies was offset by growth in noninterest checking and business checking accounts. This growth is attributable to our efforts to increase core deposits as part of our strategic initiatives in the Towson and Annapolis markets.

The following table sets forth the composition of our deposits as of December 31, 2007 and December 31, 2006:

	2007	2006
Noninterest-bearing	$ 9,076,325	$ 9,074,405
Interest-bearing:		
NOW accounts	1,129,445	865,476
Advances from borrowers for insurance and taxes	43,810	31,033
Money market	18,213,798	14,980,332
Savings	4,390,673	4,734,618
Certificates of deposit, $100,000 or more	45,512,135	22,019,141
Other certificates of deposit	53,221,818	39,879,532
	122,511,679	82,510,132
Total deposits	$ 131,588,004	$ 91,584,537

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2007.

Certificates of Deposit Maturity Distribution
December 31, 2007

	Three Months or Less	Over Three Months to Six Months	Over Six Months to Twelve Months	Over Twelve Months	Total
Certificates of deposit:					
Less than $100,000	$ 11,351,101	$ 12,630,768	$ 15,333,924	$ 13,906,025	$ 53,221,818
Greater than or equal to $100,000	8,348,203	16,637,771	15,960,572	4,565,589	45,512,135
Total	$ 19,699,304	$ 29,268,539	$ 31,294,496	$ 18,471,614	$ 98,733,953

Interest Rate Sensitivity Analysis and Interest Rate Risk Management

A principal objective of our asset/liability management policy is to minimize the sensitivity of our earnings and the economic value of our equity to changes in interest rates by an ongoing review of the maturity and re-pricing of interest-earning assets and interest-bearing liabilities, anticipated loan production and pre-payments, deposit flows and trends and other aspects of our operations that are affected by market interest rates. Our management has primary responsibility for asset and liability management and our board of directors oversees this process.

Asset/liability management policies and procedures are established by the board of directors to assess and monitor interest rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. Periodic financial reports supply us with information to evaluate and manage rate sensitivity and adherence to policy. Our goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.

As part of the interest rate risk sensitivity analysis, we examine the extent to which our assets and liabilities are interest rate sensitive and monitor the interest rate sensitivity gap. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within a defined time period. A positive gap is when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A negative gap is when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. When a neutral gap position is maintained and the re-pricing of assets and liabilities are equally flexible and move concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

Within a three month period, we have a positive gap of 32.23% of total assets shaped mostly by our variable rate loans. In the next four to twelve months, this gap lessons to a negative gap of 1.52% of total assets, attributable to maturities of certificates of deposit. This suggests that the net yield on interest earning assets may decrease in the short term during periods of falling interest rates. However, a simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rate, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents our interest rate sensitivity at December 31, 2007. The chart is as of a point in time, and reflects only the contractual terms of the loan or deposit accounts in assigning assets and liabilities to the various repricing periods except that interest-bearing transaction deposits with no contractual maturity, such as money market, NOW and savings accounts, have been allocated over a one-year period. Because certain categories of securities and loans reprice before their maturity date even without regard to interest rate fluctuations, we use its respective repricing date in the table below.

Interest Sensitivity Analysis
December 31, 2007

	Maturing or Repricing				
	Within 3 Months	4 - 12 Months	1 - 5 Years	Over 5 Years	Total
Interest Earning Assets:					
Investment securities	$ 30,000	$ 891,783	$ -	$ -	$ 921,783
Loans	66,542,727	21,948,847	35,518,916	4,715,112	128,725,602
Loans held for sale	2,672,361	-	-	-	2,672,361
Federal Home Loan Bank and Federal Reserve Bank stock	663,750	-	-	-	663,750
Federal funds sold and Federal Home Loan Bank deposit	9,066,090	-	-	-	9,066,090
Total interest earning assets	78,974,928	22,840,630	35,518,916	4,715,112	142,049,586
Interest Bearing Liabilities:					
Interest-bearing transaction deposits	9,693,527	9,693,526	-	-	19,387,053
Savings accounts	2,492,581	1,898,092	-	-	4,390,673
Time deposits	19,699,304	60,563,035	18,471,614	-	98,733,953
Total interest-bearing deposits	31,885,412	72,154,653	18,471,614	-	122,511,679
Period Gap	$ 47,089,516	$ (49,314,023)	$ 17,047,302	$ 4,715,112	$ 19,537,907
Cumulative Gap	$ 47,089,516	$ (2,224,507)	$ 14,822,795	$ 19,537,907	
Cumulative Gap / Total Assets	32.23%	-1.52%	10.14%	13.37%	

Liquidity

Our overall asset/liability strategy takes into account our need to maintain adequate liquidity to fund asset growth and deposit runoff. We monitor our federal funds sold position on a daily basis in that this is our primary source of liquidity. From time to time we sell or participate out loans to create additional liquidity as required. Additional liquidity is also available from our loans held for sale, which amounted to $2,672,361 at December 31, 2007.

The Federal Home Loan Bank of Atlanta initiated a credit review of AmericasBank and in January 2007 we were informed that credit availability was re-established for AmericasBank at 10% of total assets. On October 25, 2007, our credit availability was increased to 20% of total Bank assets. All advances and other credit products requested under the credit availability must be fully secured with eligible collateral. The Bank is approved to borrow up to 80% of pledged single family residential loans or approximately $16.0 million at December 31, 2007. There were no advances outstanding at December 31, 2007.

We also have a $1.0 million secured line of credit from a correspondent financial institution secured by eligible investment securities. There were no outstanding balances on this line at December 31, 2007, or December 31, 2006.

Our immediate sources of liquidity are cash and due from banks and short term investments. As of December 31, 2007, we had $3,886,945 in cash and due from banks, and $9,066,090 in federal funds sold and deposits at the Federal Home Loan Bank. Management has made a decision to maintain liquidity instead of investing in investment securities in order to ensure that funds are readily available to fund the growth of the loan portfolio.

Our deposits from title agencies and our certificates of deposit from the Internet-based service are subject to significant volatility, thereby increasing our need to have funds available. The balances on deposit with us from the title company depositors can fluctuate greatly during any given month, depending on transaction scheduling and overall market conditions. The depositors from the Internet-based service are generally from outside our market area and are seeking high rate certificates of deposit. If we do not continue to offer premium rates, these depositors will not retain their accounts with us. Over the long term, adding more core deposits will reduce our reliance on premium certificates of deposit as a funding source and will reduce deposit volatility.

We have sufficient liquidity to meet our loan commitments as well as fluctuations in deposits. We usually retain maturing certificates of deposit as we offer competitive rates on certificates of deposit. We are not aware of any demands, trends, commitments, or events that would result in our inability to meet anticipated or unexpected liquidity needs.

Capital

Our stockholders' equity amounted to $13,622,838 at December 31, 2007, a decrease of $2,369,558 from the $15,992,396 reported at December 31, 2006.

The following table shows the regulatory capital ratios of AmericasBank Corp. and the minimum capital ratios currently required by our banking regulator to be "well capitalized" and "adequately capitalized." We are considered "well capitalized." For a discussion of these capital requirements, see "Description of Business – Supervision and Regulation - Capital Adequacy Guidelines" and "- Prompt Corrective Action."

AmericasBank Corp. (in thousands) **December 31, 2007**	Actual Amount	Actual Ratio	Minimum capital adequacy Amount	Minimum capital adequacy Ratio	To be well capitalized Amount	To be well capitalized Ratio
Total capital (to risk-weighted assets)	$ 15,050	11.56%	$ 10,417	8.00%	$ 13,021	10.00%
Tier 1 capital (to risk-weighted assets)	13,408	10.30%	5,209	4.00%	7,813	6.00%
Tier 1 capital (to average assets)	13,408	9.26%	5,790	4.00%	7,238	5.00%
December 31, 2006						
Total capital (to risk-weighted assets)	$ 16,740	21.63%	$ 6,190	8.00%	$ 7,738	10.00%
Tier 1 capital (to risk-weighted assets)	15,772	20.38%	3,095	4.00%	4,643	6.00%
Tier 1 capital (to average assets)	15,772	15.21%	4,149	4.00%	5,186	5.00%
AmericasBank (in thousands) **December 31, 2007**						
Total capital (to risk-weighted assets)	$ 14,373	11.04%	$ 10,417	8.00%	$ 13,021	10.00%
Tier 1 capital (to risk-weighted assets)	12,731	9.78%	5,209	4.00%	7,813	6.00%
Tier 1 capital (to average assets)	12,731	8.79%	5,790	4.00%	7,238	5.00%
December 31, 2006						
Total capital (to risk-weighted assets)	$ 16,063	20.76%	$ 6,190	8.00%	$ 7,738	10.00%
Tier 1 capital (to risk-weighted assets)	15,095	19.51%	3,095	4.00%	4,643	6.00%
Tier 1 capital (to average assets)	15,095	14.55%	4,149	4.00%	5,186	5.00%

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

Return on Average Assets and Average Equity

	December 31, 2007	December 31, 2006
Average total assets	$ 126,253,363	$ 87,190,571
Average equity	$ 16,051,659	$ 13,637,279
Net loss	$ (2,281,281)	$ (430,834)
Cash dividends declared	$ -	$ -
Return on average assets	(1.81)%	(0.49)%
Return on average equity	(14.21)%	(3.16)%
Average stockholders' equity to average total assets	12.71%	15.64%

Off-Balance Sheet Arrangements

AmericasBank is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include loan commitments, lines of credit, including home-equity lines and commercial lines, and letters of credit. AmericasBank uses these financial instruments to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any accounting losses which would have a material effect on AmericasBank.

Outstanding loan commitments and lines and letters of credit at December 31, 2007 are as follows:

Loan commitments	$28,427,669
Unused lines of credit	14,977,083
Letters of credit	46,420

Loan commitments, which include held for sale loan commitments, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. AmericasBank generally requires collateral to support financial instruments with credit risk on the same basis as it does for on-balance sheet instruments. Loan commitments generally have interest rates at current market amounts, fixed expiration dates or other termination clauses and may require payment of a fee. Loans held for sale are usually sold to the investor within 30 days. Unused lines of credit represent the amount of credit available to the customer so long as there is no violation of any contractual condition. These lines generally have variable interest rates. Since many of the commitments are expected to expire without being drawn upon, and since it is unlikely that customers will draw upon their lines of credit in full at any time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements. We are not aware of any loss we would incur by funding our commitments or lines of credit.

Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. AmericasBank's exposure to credit loss in the event of nonperformance by the customer is the contract amount of the commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

In general, loan commitments, credit lines and letters of credit are made on the same terms, including with respect to collateral, as outstanding loans. Each customer's credit-worthiness and the collateral required is evaluated on a case-by-case basis.

Application of Critical Accounting Policies

General

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by AmericasBank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan and lease losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management's best estimate of losses known and inherent in the loan and lease portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, industry standards, economic conditions (particularly as such conditions relate to AmericasBank's market area), regulatory guidance, the financial condition of the borrower, historical payment performance and the collateral securing the loans and leases. Determining the amount of the allowance for loan and lease losses is considered a critical accounting estimate because it requires significant estimates, assumptions and judgment. The loan and lease portfolio also represents the largest asset type on the balance sheets.

We have developed a methodology for evaluating the adequacy of the allowance for loan and lease losses that distinguishes between credits evaluated as a group by either loan or risk rating category and those evaluated individually. We have predetermined allowance percentages based on credit types and for each risk rating category. All loans and leases are assigned a risk rating when they are made. This risk rating is reassessed by management periodically using the various evaluation factors mentioned above. Loans and leases that exhibit an acceptable level of risk per our internal risk grading system are grouped by category and assigned a standard reserve percentage when assessing the adequacy of the allowance for loan and lease losses. Loans and leases that are adversely risk-rated, or exhibit characteristics that suggest we have a heightened risk of collection, are evaluated separately from non-adversely risk rated credits. Each adversely risk rated credit is assigned a standard reserve based on its risk rating or a special reserve based on an assessment of the specific risk factors related to that credit, which may be greater or lesser than the standard reserve for that risk rating.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan and lease losses, including the valuation of collateral, the financial condition of the borrower, and in establishing allowance percentages and risk ratings. The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans.

Changes in allowance factors or in management's interpretation of those factors will have a direct impact on the amount of the provision, and a corresponding effect on income and assets. Also, errors in management's perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs, which would adversely affect income and capital. For additional information regarding the allowance for loan and lease losses, see the "Provision for Loan and Lease Losses and Analysis of Allowance for Loan and Lease Losses" section of this financial review.

Fair Value Accounting for Stock Options

Effective January 1, 2005, AmericasBank Corp. began recognizing expense for stock-based compensation using the fair value based method of accounting described in Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended.

The value of the options was estimated using the Black-Scholes option pricing model with the option life estimated at 5-9 years. There were no modifications made to outstanding share options prior to the adoption of the fair value method. The compensation expense not yet recognized as of December 31, 2007, was approximately $187,238.

Net Deferred Tax Asset

AmericasBank Corp. has recorded a 100% valuation allowance against the net deferred tax asset since it is more likely than not that it will not be realized. At December 31, 2007 and 2006, AmericasBank Corp. has net operating loss carryforwards of approximately $6,811,660 and $5,473,747 available to offset future taxable income. The current carryforwards will expire beginning in 2017.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as purchases. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill no longer be amortized over an estimated useful life, but rather be tested at least annually for impairment. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is the amount determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit to which goodwill has been allocated from the estimated fair value of the reporting unit. If the recorded value of goodwill exceeds its implied value, an impairment charge is recorded for the excess. Goodwill of $266,985 was recorded when we acquired certain assets and assumed certain liabilities of uvm Mortgage Marketing in October 2004. In June 2006, we agreed to separate our business relationship with the head of our Towson mortgage loan production office who was the former owner of uvm Mortgage Marketing. Among the terms of the separation agreement, the employee surrendered 12,500 shares of AmericasBank Corp common stock. These shares were unvested and expired under the terms of the purchase agreement dated October 4, 2004. Goodwill and stockholders' equity were reduced by $64,750 to record the financial result of this transaction. As such, the carrying amount of goodwill at December 31, 2007 was $202,235. The goodwill will be tested at least annually for impairment.

Estimate of Costs to Originate Loans

The deferral of direct loan origination costs results in a reduction of salaries and other noninterest expense. We have developed a cost method to estimate our labor costs for originating loans. This estimate is re-evaluated at the end of every quarter and adjusted, if necessary.

Recent Accounting Pronouncements

Accounting pronouncements that have been approved by the Financial Accounting Standards Board that have not become effective as of December 31, 2007 follow. These pronouncements are not expected to have any impact on the financial statements of AmericasBank Corp.

SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.* This Statement establishes accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary and requires expanded disclosures. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. We do not expect that the adoption of this Statement will have a material impact on its financial position, results of operations or cash flows.

SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.* This statement permits, but does not require, entities to choose to measure many financial instruments and certain other items at fair value. We are currently assessing the impact SFAS No. 159 may have on our consolidated financial statements. SAFS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.

SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R).* SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement benefit plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS No. 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan and the disclosure requirements as of the end of the fiscal year ending after December 15, 2006.

SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

SFAS No. 156, *Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.* SFAS No. 156 amends SFAS 140. *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125,* by requiring, in certain situations, an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. SFAS No.156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006.

SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140*. SFAS No. 155 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS No. 155 (i) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of the first fiscal year that begins after September 15, 2006.

The accounting policies adopted by management are consistent with accounting principles generally accepted in the United States of America and are consistent with those followed by peer banks.

Impact of Inflation and Changing Prices and Seasonality

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, and may frequently reflect government policy initiatives or economic factors not measured by a price index. As discussed above, AmericasBank strives to manage its interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.

Item 7. Financial Statements

The following consolidated financial statements are filed with this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets – December 31, 2007 and 2006

Consolidated Statements of Operations – For the years ended December 31, 2007 and 2006

Consolidated Statements of Changes in Stockholders' Equity – For the years ended December 31, 2007 and 2006

Consolidated Statements of Cash Flows – For the years ended December 31, 2007 and 2006

Notes to Consolidated Financial Statements

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There has been no occurrence requiring a response to this Item.

Item 8A. Controls and Procedures

As of the end of the period covered by this annual report on Form 10-KSB, AmericasBank Corp.'s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of AmericasBank Corp.'s disclosure controls and procedures. Based upon that evaluation, AmericasBank Corp.'s Chief Executive Officer and Chief Financial Officer concluded that AmericasBank Corp.'s disclosure controls and procedures are effective. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by AmericasBank Corp. in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

AmericasBank Corp.'s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, and management has assessed the effectiveness of AmericasBank Corp.'s internal control over financial reporting as of December 31, 2007, based upon the criteria set forth in a report entitled *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, AmericasBank Corp.'s management has concluded that AmericasBank Corp. maintained effective internal control over financial reporting as of December 31, 2007.

This annual report does not include an attestation report of AmericasBank Corp.'s registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by AmericasBank Corp.'s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit AmericasBank Corp. to provide only management's report in this annual report.

In addition, there were no changes in AmericasBank Corp.'s internal controls over financial reporting (as defined in Rule 13a-15 or Rule 15d-15 under the Securities Act of 1934, as amended) during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, AmericasBank Corp.'s internal control over financial reporting.

Item 8B. Other Information

None.

PART III

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance;Compliance with Section 16(a) of the Exchange Act of the Registrant

Filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Definitive Proxy Materials distributed to stockholders in connection with the 2008 Annual Meeting of Stockholders

Item 10. Executive Compensation

Filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Definitive Proxy Materials distributed to stockholders in connection with the 2008 Annual Meeting of Stockholders

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Definitive Proxy Materials distributed to stockholders in connection with the 2008 Annual Meeting of Stockholders

Item 12. Certain Relationships and Related Transactions, and Director Independence

Filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Definitive Proxy Materials distributed to stockholders in connection with the 2008 Annual Meeting of Stockholders

Item 13. Exhibits

The following exhibits are filed with or incorporated by reference into this report.

Exhibit No.	**Description of Exhibit**
3.1(A)	Articles of Incorporation of AmericasBank Corp.
3.2(B)	Articles of Amendment of AmericasBank Corp. dated August 25, 2005.
3.3(B)	Articles of Amendment of AmericasBank Corp. dated August 22, 2005.
3.4(C)	Articles of Amendment of AmericasBank Corp. dated August 4, 2005.
3.5*	Articles of Amendment of AmericasBank Corp. dated February 6, 2004.
3.6*	Articles of Amendment of AmericasBank Corp. dated January 14, 2004.
3.7(G)	Article of Amendment dated June 10, 2004.
3.8(G)	Articles Supplementary adding Series A Preferred Stock dated March 28, 2003.
3.9(G)	Articles Supplementary removing Series A Preferred Stock dated September 29, 2004.
3.9(D)	Second Amended and Restated Bylaws of AmericasBank Corp.
4.1(A)	Form of Common Stock Certificates of AmericasBank Corp.
4.2(A)	Form of Purchase Warrant, Series A.
4.3(A)	Form of Purchase Warrant, Series B.
4.4(A)	Form of Purchase Warrant, Series C.
4.5(A)	Form of Purchase Warrant, Series E.
10.1(A)	Amended Employment Agreement between Mark H. Anders and AmericasBank Corp. dated July 18, 2003.
10.2(A)	Amended Employment Agreement between Arthur G. Rever and AmericasBank Corp. dated August 4, 2003.
10.3(A)	Amended Employment Agreement between John D. Muncks and AmericasBank Corp. dated July 28, 2003.
10.4(A)	AmericasBank Corp. 1998 Stock Option Plan.
10.5(E)	AmericasBank Corp. 2004 Stock Incentive Plan.
10.6(D)	Form of Incentive Stock Option Agreement for Employees other than Mark H. Anders, A. Gary Rever and John D. Muncks for the AmericasBank Corp. 2004 Stock Option Plan.

10.7(E)	Incentive Stock Option Grant Agreement dated March 11, 2004 between Mark Anders and AmericasBank Corp.
10.8(E)	Incentive Stock Option Grant Agreement dated March 11, 2004 between Gary Rever and AmericasBank Corp.
10.9(E)	Incentive Stock Option Grant Agreement dated March 11, 2004 between John Muncks and AmericasBank Corp.
10.10(F)	First Lease Option Confirmation Agreement dated September 28, 2005.
10.11(A)	Lease Agreement between Highlandtown Village Shopping Center and AmericasBank Corp.
10.12(F)	Increase in Salaries of Executive Officers.
10.13(J)	AmericasBank Corp. and AmericasBank Director Compensation Policy.
14(I)	Code of Ethics for Senior Financial Officers.
21(H)	Subsidiaries of the Registrant.
23.1	Consent of Rowles & Company, LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Previously filed by AmericasBank Corp. as part of AmericasBank Corp.'s Registration Statement on Form SB-1, as amended, under the Securities Exchange Act of 1934, (File Number 333-28881).

(A) Previously filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Registration Statement Form SB-2 under the Securities Act of 1933, as amended (Registration Number 333-110947).

(B) Previously filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Current Report on Form 8-K filed August 26, 2005, under the Securities Act of 1933, as amended (Registration Number 000-22925).

(C) Previously filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Current Report on Form 8-K filed August 16, 2005, under the Securities Act of 1933, as amended (Registration Number 000-22925).

(D) Previously filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-119373).

(E) Previously filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp. Quarterly Report on Form 10-QSB filed on May 14, 2004.

(F) Previously filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Quarterly Report on Form 10-QSB filed on November 14, 2005.

(G) Previously filed by AmericasBank Corp. as part of, and incorporated by reference from, AmericasBank Corp.'s Annual Report of Form 10-KSB filed on March 31, 2005.

(H) Previously filed by AmericasBank Corp. as a part of, and incorporated by reference from, AmericasBank Corp.'s Registration Statement Form SB-2 under the Securities Act of 1933, as amended (Registration Number 333-130542).

(I) Previously filed by AmericasBank Corp. as part of, and incorporated by reference from, AmericasBank Corp.'s Annual Report of Form 10-KSB filed on March 30, 2004.

(J) Previously filed by AmericasBank Corp. as part of, and incorporated by reference from, AmericasBank Corp.'s Current Report on Form 8-K filed December 23, 2005, under the Securities Act of 1933, as amended (Registration Number 000-22925).

Note: Exhibits 10.1 through 10.9, 10.12 and 10.13 relate to management contracts or compensatory plans or arrangements.

Item 14. Principal Accountant Fees and Services.

Filed by AmericasBank Corp. as part of, and incorporated by reference from, AmericasBank Corp.'s Definitive Proxy materials distributed to stockholders in connection with the 2008 annual meeting of stockholders.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICASBANK CORP.

Date: March 27, 2008

By: /s/ Mark H. Anders
Mark H. Anders, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Mark H. Anders Mark H. Anders	President, CEO and Principal Executive Officer; Director	March 27, 2008
/s/ Nicholas J. Belitsos, M.D. Nicholas J. Belitsos, M.D.	Secretary, Director	March 27, 2008
/s/ Richard C. Faint Richard C. Faint	Director	March 27, 2008
/s/ Savas J. Karas Savas J. Karas	Director	March 27, 2008
/s/ Allen S. Lloyd, Jr. Allen S. Lloyd, Jr.	Director	March 27, 2008
/s/ Mark D. Noar, M.D Mark D. Noar, M.D.	Vice Chairman; Director	March 27, 2008
/s/ Kenneth D. Pezzulla Kenneth D. Pezzulla	Director	March 27, 2008
/s/ A. Gary Rever A. Gary Rever	Executive Vice President, Chief Financial Officer; Principal Financial Officer and Principal Accounting Officer; Director, Assistant Secretary	March 27, 2008
/s/ Ramon Roig, M.D. Ramon F. Roig, M.D.	Director	March 27, 2008
/s/ Graylin E. Smith Graylin E. Smith	Director	March 27, 2008
/s/ Lee W. Warner Lee W. Warner	Chairman, Director	March 27, 2008
/s/ John C. Weiss, III John C. Weiss, III	Vice Chairman; Director	March 27, 2008

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AmericasBank Corp. and Subsidiary

Consolidated Financial Statements

December 31, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

AmericasBank Corp. and Subsidiary

Table of Contents

ROWLES & Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AmericasBank Corp.
Towson, Maryland

We have audited the accompanying consolidated balance sheets of AmericasBank Corp. and Subsidiary as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, and we were not engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmericasBank Corp. and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
March 27, 2008

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

AmericasBank Corp. and Subsidiary

Consolidated Balance Sheets

December 31,	2007	2006
Assets		
Cash and due from banks	$ 3,886,945	$ 3,960,807
Federal funds sold and Federal Home Loan Bank deposit	9,066,090	14,586,886
Cash and cash equivalents	12,953,035	18,547,693
Securities available for sale	921,783	30,000
Federal Home Loan Bank and Federal Reserve Bank stock at cost	663,750	609,250
Loans held for sale	2,672,361	2,267,250
Loans and leases, less allowance of $2,754,938 and $1,025,821	125,738,589	84,586,933
Foreclosed real estate	440,000	-
Premises and equipment	1,441,991	1,129,354
Accrued interest receivable	847,521	564,057
Goodwill	202,235	202,235
Intangible assets	12,213	17,850
Other assets	228,215	203,476
	$ 146,121,693	$ 108,158,098
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ 9,076,325	$ 9,074,405
Interest-bearing	122,511,679	82,510,132
Total deposits	131,588,004	91,584,537
Short-term borrowings	217,031	-
Other liabilities	693,820	581,165
	132,498,855	92,165,702
Stockholders' equity		
Common stock, par value $.01 per share; authorized 30,000,000 shares issued and outstanding 2,654,202 shares	26,542	26,542
Preferred stock, par value $.01 per share; authorized 5,000,000 shares issued and outstanding 0 shares	-	-
Additional paid-in capital	22,696,230	22,785,038
Accumulated deficit	(9,100,465)	(6,819,184)
Accumulated other comprehensive income	531	-
	13,622,838	15,992,396
	$ 146,121,693	$ 108,158,098

The accompanying notes are an integral part of these consolidated financial statements.

AmericasBank Corp. and Subsidiary

Consolidated Statements of Operations

Years ended December 31,	2007	2006
Interest revenue		
Loans and leases, including fees	$ 9,521,469	$ 5,410,870
Federal funds sold and Federal Home Loan Bank deposit	625,976	831,478
Loans held for sale	135,621	143,529
Investment securities	48,012	28,079
Total interest revenue	10,331,078	6,413,956
Interest expense		
Deposits	5,166,314	3,017,798
Short-term borrowings	10,182	-
Total interest expense	5,176,496	3,017,798
Net interest income	5,154,582	3,396,158
Provision for loan and lease losses	3,230,271	656,500
Net interest income after provision for loan and lease losses	1,924,311	2,739,658
Noninterest revenue		
Service charges on deposit accounts and other fees	107,609	94,613
Mortgage banking gains and fees	355,135	374,401
Total noninterest revenue	462,744	469,014
Noninterest expenses		
Salaries	2,189,415	1,603,946
Employee benefits	596,980	475,388
Occupancy	344,598	212,778
Furniture and equipment	173,135	119,366
Other	1,364,208	1,228,028
Total noninterest expenses	4,668,336	3,639,506
Loss before income taxes	(2,281,281)	(430,834)
Income taxes	-	-
Net loss	$ (2,281,281)	$ (430,834)
Loss per common share - basic and diluted	$ (0.86)	$ (0.18)

The accompanying notes are an integral part of these consolidated financial statements.

AmericasBank Corp. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

	Common stock Shares	Common stock Par value	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Comprehensive income
Balance, December 31, 2005	**941,702**	**$ 9,417**	**$ 11,634,984**	**$ (6,388,350)**	**$ -**	
Net loss	-	-	-	(430,834)	-	$ (430,834)
Unrealized gain (loss) on investment securities available for sale, net	-	-	-	-	-	-
Comprehensive income						$ (430,834)
Stock-based compensation expense	-	-	184,490	-	-	
Common stock surrendered	(12,500)	(125)	(64,625)	-	-	
Common stock issued, net	1,725,000	17,250	11,030,189	-	-	
Balance, December 31, 2006	**2,654,202**	**26,542**	**22,785,038**	**(6,819,184)**	**-**	
Net loss	-	-	-	(2,281,281)	-	$ (2,281,281)
Unrealized gain on investment securities available for sale, net	-	-	-	-	531	531
Comprehensive income						$ (2,280,750)
Stock-based compensation expense	-	-	(88,808)	-	-	
Balance, December 31, 2007	**2,654,202**	**$ 26,542**	**$ 22,696,230**	**$ (9,100,465)**	**$ 531**	

The accompanying notes are an integral part of these consolidated financial statements.

AmericasBank Corp. and Subsidiary

Consolidated Statements of Cash Flows

Years ended December 31,	2007	2006
Cash flows from operating activities		
Interest received	**$ 10,124,635**	$ 6,173,395
Fees and commissions received	**107,609**	94,613
Interest paid	**(5,150,015)**	(2,825,044)
Proceeds from sales of loans held for sale	**49,565,640**	45,887,183
Originations of loans held for sale	**(49,615,616)**	(46,556,416)
Cash paid to suppliers and employees	**(4,460,450)**	(3,048,345)
	571,803	(274,614)
Cash flows from investing activities		
Purchase of Federal Home Loan Bank and Federal Reserve stock	**(54,500)**	(370,750)
Purchase of investment securities available for sale	**(889,892)**	-
Loans and leases made, net of principal collected	**(44,900,308)**	(36,314,285)
Purchase of premises, equipment and software	**(542,259)**	(283,153)
	(46,386,959)	(36,968,188)
Cash flows from financing activities		
Net increase in time deposits	**36,835,279**	20,415,751
Net increase in other deposits	**3,168,188**	3,993,304
Increase in short-term borrowings	**217,031**	-
Common stock surrendered	-	(64,750)
Proceeds from issuance of common stock, net	-	11,047,439
	40,220,498	35,391,744
Net decrease in cash and cash equivalents	**(5,594,658)**	(1,851,058)
Cash and cash equivalents at beginning of year	**18,547,693**	20,398,751
Cash and cash equivalents at end of year	**$ 12,953,035**	$ 18,547,693

The accompanying notes are an integral part of these consolidated financial statements.

AmericasBank Corp. and Subsidiary

Consolidated Statements of Cash Flows
(Continued)

Years ended December 31,	2007	2006
Reconciliation of net loss to net cash provided by operating activities		
Net loss	$ (2,281,281)	$ (430,834)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization	241,400	173,256
Accretion on investment discounts	(1,360)	-
Provision for loan and lease losses	3,230,271	656,500
Stock-based compensation	(88,808)	184,490
Amortization of loan premium and other intangible assets	5,637	5,650
Increase (decrease) in		
Deferred loan fees and costs, net	78,381	60,457
Accrued interest payable	26,481	192,754
Other liabilities	86,174	73,880
Decrease (increase) in		
Loans held for sale	(405,111)	(1,043,634)
Accrued interest receivable	(283,464)	(301,018)
Other assets	(36,517)	153,885
	$ 571,803	$ (274,614)

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the financial statements conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of commitments and contingent liabilities at the date of the financial statements and revenues and expenses during the year. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of AmericasBank Corp. (the Company) and its wholly-owned subsidiary AmericasBank (the Bank). Intercompany balances and transactions have been eliminated.

Business

The Bank provides credit and deposit services to individuals and businesses located in Baltimore County, Baltimore City, and surrounding areas of central Maryland. In July 2006, the Bank expanded its credit services by opening a loan production office in Frederick, Maryland. In September 2007, the Bank opened a new banking center location in Annapolis, Maryland.

AmericasBank operates its banking center in the Towson, Maryland market under the trade name of Towson Community Bank, and the banking center in the Annapolis, Maryland market as Annapolis Community Bank.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity. Securities held to meet liquidity needs or which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis. Premiums are amortized and discounts are accreted using the interest method.

Gains and losses on disposal are determined using the specific-identification method.

Federal Reserve Bank and Federal Home Loan Bank stock

The Bank is a member of the Federal Reserve Bank and Federal Home Loan Bank, and is required to acquire and hold stock in each of these entities. Stocks held in these entities are carried at cost, which approximates fair value.

Loans held for sale

Loans held for sale are carried at the lower of aggregate cost or market value. Market value is determined based on outstanding investor commitments or, in the absence of such commitments, based on current investor yield requirements. Gains and losses on loan sales are determined using the specific-identification method.

1. **Summary of Significant Accounting Policies** (Continued)

Loans held for sale (Continued)

The Company enters into commitments to originate loans that are to be held for sale. The interest rate on the loan is determined prior to funding through a rate lock commitment. Rate lock commitments on loans held for sale are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 60 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments. The Company commits to sell a loan at the time the borrower commits to an interest rate so that the eventual buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize gains related to its rate lock commitments due to changes in interest rates.

The market values of rate lock commitments and best efforts contracts are not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Loans and leases

Loans and leases are stated at face value, adjusted for deferred origination costs, deferred origination fees, and the allowance for loan and lease losses.

Interest on loans and leases is accrued based on the principal amounts outstanding. Origination fees and costs are deferred and recognized as an adjustment of the related yield using an approximate interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. Past due status is based on the contractual terms of the loan or lease.

Loans and leases are considered impaired when, based on current information, management considers it unlikely that the collection of principal and interest payments will be made according to contractual terms. Generally, loans and leases are not reviewed for impairment until the accrual of interest has been discontinued. If collection of principal is evaluated as doubtful, all payments are applied to principal.

The allowance for loan and lease losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans, leases and other extensions of credit that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans and leases. Management performs an ongoing review of its portfolio, maintaining a watch list of problem loans and leases. These problem loans and leases are graded and assigned risk-based factors for potential losses. The remaining loans and leases are assigned risk-based factors, based on type, without a detailed review of the individual credits. Actual loan and lease performance may differ from management's estimates.

Foreclosed real estate

Real estate acquired through foreclosure is recorded at the lower of cost or fair market value on the date acquired. In general, cost equals the Bank's investment in the property at the time of foreclosure. Losses incurred at the time of acquisition of the property are charged to the allowance for loan and lease losses. Subsequent reductions in the estimated value of the property are included in other operating expenses.

1. Summary of Significant Accounting Policies (Continued)

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful life of the assets.

Advertising costs

The Bank expenses advertising costs as they are incurred.

Goodwill and intangible assets

Goodwill represents the cost in excess of the fair value of net assets acquired in transactions accounted for as purchases. SFAS No. 142, *Goodwill and Other Intangible Assets*, requires that goodwill no longer be amortized over an estimated useful life, but rather be tested at least annually for impairment. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is the amount determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit to which goodwill has been allocated from the estimated fair value of the reporting unit. If the recorded value of goodwill exceeds its implied value, an impairment charge is recorded for the excess.

The carrying amount of goodwill was $202,235 at December 31, 2007 and 2006, respectively.

Intangible assets other than goodwill, which are determined to have finite lives, continue to be amortized using the straight-line method over periods ranging from five to fifteen years.

Computer software is recorded at cost and amortized over three to five years using the straight-line method.

Loan premiums are amortized over fifteen years.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Comprehensive income

Comprehensive income includes net income and the unrealized gain or loss net of related income taxes on investment securities available for sale.

Loss per share

Loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. There were 2,654,202 and 2,338,003 weighted average common shares outstanding during 2007 and 2006.

Diluted earnings per share is determined by adjusting average shares of common stock outstanding by the potentially dilutive effects of stock options and warrants outstanding. The dilutive effects of stock options and warrants are computed using the treasury stock method. In loss periods, the potentially dilutive effect of stock options and warrants are excluded since the effect would be anti-dilutive.

2. Sale of Common Stock

On March 10, 2006, the Company sold 1,725,000 shares of its common stock for $7.00 per share. Net proceeds from the offering was approximately $11,000,000. The Company used $10,500,000 of the proceeds from the offering to infuse capital to the Bank. On March 13, 2006, the common stock of the Company began to be quoted for trading on the NASDAQ Capital Market.

3. Cash and Cash Equivalents

The Bank normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit were $44,642 for 2007 and $4,168 for 2006. The Bank also sells federal funds on an unsecured basis to the same banks. Average balances sold were $11,079,393 for 2007 and $16,096,755 for 2006. Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

4. Investment Securities

Investment securities are summarized as follows:

December 31, 2007	cost	gains	losses	value
Available for sale				
U.S. Treasury securities	$ 149,314	$ 615	$ -	$ 149,929
U.S. government agency notes	741,938	391	(475)	741,854
Equity security	30,000	-	-	30,000
	$ 921,252	$ 1,006	$ (475)	$ 921,783
December 31, 2006				
Available for sale				
Equity	$ 30,000	$ -	$ -	$ 30,000

The U.S. Treasury securities and U.S. government agency notes were purchased in 2007 and have a maturity of one year or less. The unrealized losses are considered temporary and none are more than twelve months.

At December 31, 2007, investment securities consisted of U.S. Treasury securities, U.S. government agency notes and stock held in Atlantic Central Bankers Bank (ACBB). ACBB generally offers products and services to other banks. Ownership of the ACBB stock is restricted to banks and there is no active market for the stock. As there is no readily determinable fair value for these securities, they are carried at cost. At December 31, 2006, investment securities consisted of stock held in Atlantic Central Bankers Bank (ACBB).

There were no sales of securities prior to maturity in 2007 or 2006. At December 31, 2007, the U.S. Treasury securities and U.S. government agency notes investments were pledged as collateral for sales of securities under a repurchase agreement. There were no investment securities pledged at December 31, 2006.

5. Loans

Major classifications of loans are as follows:

	2007	2006
Residential real estate	$ 26,218,921	$ 36,406,724
Construction and land development	65,989,380	21,780,776
Commercial, including real estate	23,085,090	15,831,182
Commercial finance leases	429,487	1,109,725
Home equity	12,882,734	10,388,446
Installment	119,990	249,595
	128,725,602	85,766,448
Deferred loan origination fees, net of cost	(232,075)	(153,694)
Allowance for loan and lease losses	(2,754,938)	(1,025,821)
	$ 125,738,589	$ 84,586,933

The following table presents the maturities or repricing periods of our loan portfolio at December 31, 2007:

Loan Maturity or Repricing Distribution at December 31, 2007

	1 year or less	1-5 years	After 5 years	Total
Residential real estate	$ 11,283,221	$ 14,010,592	$ 925,108	$ 26,218,921
Construction and land development	57,584,731	7,178,994	1,225,655	65,989,380
Commercial, including real estate	6,717,619	13,890,435	2,477,036	23,085,090
Commercial finance leases	81,762	347,725	-	429,487
Home equity	12,799,567	83,167	-	12,882,734
Installment	24,674	8,003	87,313	119,990
Total loans	$ 88,491,574	$ 35,518,916	$ 4,715,112	$ 128,725,602
Fixed rate	$ 22,466,546	$ 15,917,337	$ 3,376,096	$ 41,759,979
Variable rate	66,025,028	19,601,579	1,339,016	86,965,623
Total loans	$ 88,491,574	$ 35,518,916	$ 4,715,112	$ 128,725,602

5. **Loans** (Continued)

Transactions in the allowance for loan and lease losses were as follows:

	2007	2006
Balance, beginning of year	$ 1,025,821	$ 366,910
Provision charged to operations	3,230,271	656,500
Recoveries	18,925	9,641
	4,275,017	1,033,051
Loans charged off	1,520,079	7,230
Balance, end of year	$ 2,754,938	$ 1,025,821
Loans past due 90 days or more and still accruing interest	$ 341,950	$ 146,057

Information regarding nonaccrual loans is as follows:

	2007	2006
Nonaccrual loans	$ 1,717,337	$ 624,127
Unrecorded interest on nonaccrual loans	63,886	107,569
Specific reserve for nonaccrual loans included in the allowance for loan and lease losses	398,364	198,106

As of December 31, 2007 and 2006, management had not classified any loans as nonperforming other than the nonaccrual loans and the loans past due 90 days or more.

The Company's average investment in nonperforming loans approximated the nonaccrual loans of $464,866 and $624,127 during 2007 and 2006, respectively. No interest income was recognized on nonperforming loans during the period of impairment.

The Bank makes loans and leases to customers located primarily in Baltimore County, Baltimore City, and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the regional economy.

6. Credit Commitments

Outstanding loan commitments, unused lines of credit, and letters of credit were as follows:

	2007	2006
Unused lines of credit		
Residential real estate	$ 6,614,531	$ 15,538,907
Commercial, including real estate	1,235,386	1,097,157
Home-equity lines	7,127,166	5,519,348
	$ 14,977,083	$ 22,155,412
Construction and land development loan commitments	$ 28,427,669	$ 17,800,417
Letters of Credit	$ 46,620	$ 48,970

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

The Bank's maximum exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the credit commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss to be incurred by funding these loan commitments.

7. Related Party Transactions

The executive officers and directors of the Bank enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. At December 31, 2007 and 2006, the total amounts of loans outstanding to executive officers and directors, including loans to their related interests, were $422,485 and $582,097, respectively. Activity in the loans during 2007 and 2006 was as follows:

	2007	2006
Balance, beginning of year	$ 582,097	$ 737,882
New loans	-	40,000
Payments	(159,612)	(195,785)
Balance, end of year	$ 422,485	$ 582,097

At December 31, 2007 and 2006, the total amounts of deposits outstanding from executive officers and directors, including their related interests, were $3,288,974 and $1,973,373, respectively.

8. Premises and Equipment

A summary of premises and equipment and the related depreciation follows:

	Useful lives	2007	2006
Land		$ 143,000	$ 143,000
Building and improvements	5 - 40 years	1,132,925	947,629
Furniture and equipment	3 - 7 years	848,159	708,800
Leasehold improvements	3 -10 years	132,384	50,952
Automobile	5 years	42,503	-
		2,298,971	1,850,381
Accumulated depreciation		856,980	721,027
Net premises and equipment		$ 1,441,991	$1,129,354
Depreciation expense		$ 193,202	$ 130,276

Included in other assets at December 31, 2007 and 2006, is computer software carried at an amortized cost of $21,840 and $33,618, respectively. Software amortization expense was $48,198 and $42,980 in 2007 and 2006, respectively.

9. Interest-Bearing Deposits

Major classifications of interest-bearing deposits are as follows:

	2007	2006
NOW accounts	$ 1,129,445	$ 865,476
Advances from borrowers for insurance and taxes	43,810	31,033
Money market	18,213,798	14,980,332
Savings	4,390,673	4,734,618
Certificates of deposit, $100,000 or more	45,512,135	22,019,141
Other certificates of deposit	53,221,818	39,879,532
	$ 122,511,679	$82,510,132

At December 31, 2007, certificates of deposit mature as follows:

Maturing in one year or less	$ 80,262,339
Maturing over one through two years	11,002,538
Maturing over two through three years	5,757,980
Maturing over three through four years	579,276
Maturing over four through five years	1,131,820
	$ 98,733,953

10. Lines of Credit

In January 2007 the Federal Home Loan Bank of Atlanta (FHLB) re-established a secured line of credit for the Bank. The Bank is approved to borrow up to 80% of pledged single family residential loans, or approximately $16 million. As of December 31, 2007 there were no outstanding FHLB advances. The Bank made daily advances under the FHLB line of credit in 2007. The average amount outstanding for 2007 was $136,986 and the average rate for the year was 5.14 %. There were no amounts outstanding at any month-end during 2007.

The Bank also has an available secured line of credit of $1,000,000 from a correspondent bank. This line was not used during 2007 or 2006.

11. Securities Sold Under Repurchase Agreements

Securities sold under agreements to repurchase represent overnight borrowings from customers. The U.S. Treasury and government agency securities that are the collateral for these agreements are owned by the Bank and maintained in the custody of a nonaffiliated agent designated by the Bank. Additional information is as follows:

	2007	2006
Maximum month-end amount outstanding	$ 261,855	$ -
Average amount outstanding	81,580	-
Average rate paid during the year	3.85%	-
Investment securities underlying the agreements at year end:		
Carrying value	$ 891,783	$ -
Estimated fair value	891,783	-

12. Leases

The Bank occupies its Highlandtown location under the terms of a lease dated June 6, 2000. The lease commenced on December 17, 2000. The lease had an original term of five years with two options to renew for five years each. The Bank exercised its option for the first five-year renewal period.

On July 10, 2006, the Bank entered into a lease in Frederick, Maryland for office space to be occupied by its Frederick mortgage loan origination unit. The lease commenced on August 1, 2006. The lease has an original term of one year with two options to renew for one year each.

On September 10, 2006, the Bank entered into a lease in Towson, Maryland for office space to be occupied by its Towson mortgage loan origination unit and by its mortgage loan operations. The lease commenced on November 3, 2006. The lease has an original term of five years with an option to renew for five years.

On May 3, 2007, the Bank entered into a lease in Annapolis, Maryland for office space to be occupied by its Annapolis banking center and mortgage loan origination unit. The lease commenced on May 1, 2007 and has a term of five years.

12. Leases (Continued)

The leases call for the following minimum payments:

Year	Amount
2008	$158,952
2009	147,180
2010	148,106
2011	135,979
2012	34,230
	$624,447

Rent expense was $181,464 and $82,802 for 2007 and 2006, respectively.

13. **Other Noninterest Expenses**

A summary of other noninterest expenses follows:

	2007	2006
Professional services	$ 237,629	$ 269,601
Director fees	182,382	168,723
Advertising and business development	176,593	122,259
Data processing services	159,992	158,037
Loan expenses	83,817	59,647
ATM and credit card processing	68,552	63,893
Telephone	67,438	53,686
Postage and courier	64,154	58,978
Public company expenses and fees, excluding accounting and legal	56,447	54,646
Regulatory expenses	56,193	15,712
Amortization of intangible assets, including software	53,835	49,297
Stationery, printing, and supplies	48,395	36,031
Liability insurance	47,768	63,408
Correspondent bank charges	11,955	13,002
Other	49,058	41,108
	$ 1,364,208	$ 1,228,028

14. Income Taxes

The Company has not incurred any income tax liability since its inception.

The statutory federal income tax rate was 34 % for 2007 and 2006. The Company's effective tax rate for 2007 and 2006, was zero due to the net operating losses. The provision (benefit) for income taxes is reconciled as follows:

	2007	2006
Loss before income taxes	$ (2,281,281)	$ (430,834)
Tax provision at statutory rate	$ (775,636)	$ (146,484)
Increase (decrease) resulting from		
State income taxes, less federal benefit	(105,395)	(19,904)
Net operating loss carryover	881,031	166,388
Provision for income taxes	$ -	$ -

The components of the net deferred taxes at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets		
Allowance for loan losses	$ 872,063	$ 354,897
Intangible assets	-	8,693
Nonaccrual interest	25,200	41,543
Nonqualified stock option expense	32,038	18,785
Net operating loss, capital loss, and contribution carryforwards	2,710,428	2,137,359
Accumulated depreciation	31,854	33,892
Deferred tax assets	3,671,583	2,595,169
Deferred tax liability		
Intangible assets	890	-
Deferred loan origination costs	314,646	243,900
Deferred tax liaibilities	315,536	243,900
Net deferred tax asset before valuation allowance	3,356,047	2,351,269
Valuation allowance	3,356,047	2,351,269
Net deferred tax asset	$ -	$ -

A 100% valuation allowance has been recorded against the net deferred tax asset since it is not more likely than not that it will be realized.

At December 31, 2007 and 2006, the Company has net federal tax operating loss carryforwards of approximately $6,811,660 and $5,473,747 available to offset future taxable income. The current carryforwards will expire beginning in 2017.

15. Employee Benefit Plans

Beginning in 2006, the Company adopted a savings investment plan which allows employees to defer certain amounts of compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. Generally, all employees over the age of 21 are eligible to participate in the plan. Employees may elect to defer and contribute up to the statutory limits. The Company matches 100% of employee contributions up to 3% of total participant compensation. Employee and employer contributions are invested by plan trustees in employee-designated mutual funds.

For the years ending December 31, 2007 and 2006, the Company contributed $62,846 and $30,632 respectively, to the plans.

16. Stock Options and Warrants

Stock options

In prior years, the Company granted stock options in accordance with the 1998 Stock Option Plan. When the stock options are vested, they may be exercised. The option price is equal to the estimated fair market value of the common stock at the date of grant. The options expire ten years after the date of grant if not exercised. The total number of shares granted for stock options under the 1998 Stock Option Plan was 18,600. As of December 31, 2007, a total of 14,605 shares remain available for grant.

On March 11, 2004, the Company adopted the 2004 Stock Incentive Plan that was subsequently approved by the shareholders in June 2004. The option price is equal to the estimated fair market value of the common stock at the date of grant. The options expire ten years after the date of grant if not exercised. Vesting of certain options may be subject to achievement of specific financial and non-financial performance objectives as set forth in the grants. The total number of shares granted for stock options under the 2004 Stock Incentive Plan is 800,000. As of December 31, 2007, a total of 549,060 shares remain available for grant. A provision in the option vesting rules permitted the carryover of unvested options to future years if certain performance measurements were satisfied but others were not. The deterioration in loan quality and loans charged off in 2007 were well below the performance standards. This triggered the vesting adjustment clause in the plan thereby causing all unvested options for years 2004 through 2007 to be forfeited. The total number of performance options forfeited was 129,331 options as a result of this performance measurement. The executive officers of the Company held 104,257 of the total performance options forfeited.

Information with respect to stock options is as follows for the years ended December 31:

	2007		2006	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	314,516	$ 8.29	296,758	$ 8.44
Exercised	-	-	-	-
Granted	71,500	6.14	43,000	7.10
Forfeited	(131,081)	7.99	(25,242)	8.00
Outstanding at end of year	254,935	$ 7.84	314,516	$ 8.29

16. Stock Options and Warrants (Continued)

Stock options (Continued)

The weighted average fair value of options granted in 2007 and 2006 was **$1.93** and $2.43 per share, respectively. The value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions:

	2007	2006
Expected volatility	**24.93%**	27.77%
Risk-free interest rate	**4.62%**	4.98%
Dividend yield	**0.00%**	0.00%
Expected lives	**5 years**	5 years

A summary of information about stock options outstanding is as follows at December 31, 2007:

Options Outstanding			
Weighted average exercise price	Shares	Weighted average remaining life (Years)	Shares underlying options currently exercisable
$ 5.64	41,500	9.58	12,000
6.40	9,000	9.15	5,500
7.00	20,000	9.33	-
7.10	42,250	8.58	20,000
8.00	138,190	6.40	35,887
28.00	255	2.50	255
40.00	3,147	0.61	3,147
48.00	593	0.99	593
$ 7.84	254,935	7.52	77,382

At December 31, 2007, options to purchase 77,382 shares of the Bank's common stock were vested and exercisable at a weighted average price of $8.96.

At December 31, 2007, there was $187,238 of total unrecognized compensation expense related to nonvested stock options to be recognized over the next five years.

Stock warrants

On September 2, 1998, the Company issued to the holders of record of its common stock on September 1, 1998, a dividend of one common stock purchase warrant for each share of common stock then held by the stockholders (the A Warrants). Each A Warrant entitles the holder to purchase one share of common stock at an exercise price of $40 per share, subject to adjustment for certain events, beginning any time after April 1, 2000, until the A Warrants expire on September 1, 2008. As of December 31, 2007 there were 75,000 A Warrants outstanding.

16. Stock Options and Warrants (Continued)

Stock warrants (Continued)

In connection with a unit offering on October 9, 1998, the Company issued warrants (B Warrants) to purchase an aggregate of 49,000 shares of the Company's common stock. Each B Warrant entitles the holder to purchase one share of common stock at an exercise price of $52 per share, subject to adjustment for certain events, beginning any time after April 8, 2000, until the B Warrants expire on September 1, 2008. As of December 31, 2007, there were 49,000 B Warrants outstanding.

In connection with a private placement offering on May 31, 2002, the Company issued 23,750 warrants (the C Warrants) to purchase an aggregate of 118,750 shares of the Company's stock. Each C Warrant entitles the holder to purchase five shares of common stock at an exercise price of $20 per share, subject to adjustment for certain events, beginning any time after March 1, 2003, until the C Warrants expire on September 1, 2008. As of December 31, 2007, there were 118,750 C Warrants outstanding.

In connection with a private placement offering on March 28, 2003, the Company issued 50,015 shares of Series A Preferred Stock and stock warrants (the E Warrants) to purchase an aggregate of 50,015 shares of the Company's stock. Each E Warrant entitles the holder to purchase one share of common stock at an exercise price of $12.80 per share, subject to adjustment for certain events, beginning any time after March 1, 2003, until the E Warrants expire on September 1, 2008. On December 2, 2003, the Series A Preferred Stock was exchanged for 50,015 shares of the Company's common stock on a one-for-one basis. As of December 31, 2007 there were 50,015 E Warrants outstanding.

17. Parent Company Financial Information

The balance sheets as of December 31, 2007 and 2006, and statements of operations for the years then ended, for AmericasBank Corp. (Parent only) are presented below:

Balance Sheets

December 31,	2007	2006
Assets		
Cash	$ 677,080	$ 677,080
Investment in subsidiary	12,945,758	15,315,316
	$ 13,622,838	$15,992,396
Liabilities and Stockholders' Equity		
Liabilities	$ -	$ -
Stockholders' equity		
Common stock	26,542	26,542
Additional paid-in capital	22,696,230	22,785,038
Accumulated deficit	(9,100,465)	(6,819,184)
Accumulated other comprehensive income	531	-
	13,622,838	15,992,396
	$ 13,622,838	$15,992,396

Statements of Operations

Years Ended December 31,	2007	2006
Revenue	$ -	$ 30
Expenses	-	-
Income (loss) before undistributed net loss of subsidiary	-	30
Equity in undistributed net loss of subsidiary	(2,281,281)	(430,864)
Net loss	$ (2,281,281)	$ (430,834)

18. Capital Standards

The Federal Reserve Board and The Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The capital ratios and minimum capital requirements for the Company and the Bank are as follows:

AmericasBank Corp. (in thousands)	Actual		Minimum capital adequacy		To be well capitalized	
December 31, 2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$15,050	11.56%	$10,417	8.00%	$13,021	10.00%
Tier 1 capital (to risk-weighted assets)	13,408	10.30	5,209	4.00	7,813	6.00
Tier 1 capital (to average assets)	13,408	9.26	5,790	4.00	7,238	5.00
December 31, 2006						
Total capital (to risk-weighted assets)	$16,740	21.63%	$ 6,190	8.00%	$ 7,738	10.00%
Tier 1 capital (to risk-weighted assets)	15,772	20.38	3,095	4.00	4,643	6.00
Tier 1 capital (to average assets)	15,772	15.21	4,149	4.00	5,186	5.00
AmericasBank (in thousands)						
December 31, 2007						
Total capital (to risk-weighted assets)	$14,373	11.04%	$10,417	8.00%	$13,021	10.00%
Tier 1 capital (to risk-weighted assets)	12,731	9.78	5,209	4.00	7,813	6.00
Tier 1 capital (to average assets)	12,731	8.79	5,790	4.00	7,238	5.00
December 31, 2006						
Total capital (to risk-weighted assets)	$16,063	20.76%	$ 6,190	8.00%	$ 7,738	10.00%
Tier 1 capital (to risk-weighted assets)	15,095	19.51	3,095	4.00	4,643	6.00
Tier 1 capital (to average assets)	15,095	14.55	4,149	4.00	5,186	5.00

Tier 1 capital consists of common stock, additional paid-in capital, and accumulated deficit less goodwill and intangible assets. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance-sheet items.

Failure to meet the capital requirements could affect the Company's ability to pay dividends and accept deposits and may significantly affect the operations of the Company and Bank.

18. Capital Standards (Continued)

As of December 31, 2007, the Company and the Bank met the regulatory requirements to be considered well capitalized. Management knows of no conditions that would change this classification.

19. Fair Value of Financial Instruments

Fair value estimates, methods, and assumptions are summarized below for the Company's financial instruments as of December 31, 2007 and 2006.

The carrying value and estimated fair value of financial instruments is summarized as follows:

	2007		2006	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets				
Cash and cash equivalents	$ 12,953,035	$ 12,953,035	$ 18,547,693	$ 18,547,693
Investment securities	921,783	921,783	30,000	30,000
Loans held for sale	2,672,361	2,672,361	2,267,250	2,267,250
Loans	125,738,589	125,970,886	84,586,933	84,504,123
Liabilities				
Deposits	$ 131,588,004	$ 131,887,827	$ 91,584,537	$ 91,416,553
Short-term borrowings	217,031	217,031	-	-

Cash and cash equivalents

The carrying amount for cash and cash equivalents approximates fair value due to the short maturity of these instruments.

Investment securities

The fair value for U.S. Treasury securities and U.S. government agency notes was based upon market values from a pricing service. The Ownership in ACBB stock is restricted to banks, and there is no active market for the stock. There is no readily determinable fair value for these securities; they are carried at cost.

Loans held for sale

The fair value of loans held for sale is based on commitments to sell loans classified as held for sale to a correspondent lender.

Loans

The fair value of loans was calculated by discounting the anticipated cash flows based on contractual maturity, weighted-average coupon, and discount rate.

19. Fair Value of Financial Instruments (Continued)

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing deposits, interest-bearing now accounts, money market, and passbook and statement savings, is deemed to be equal to the carrying amounts. The fair value of certificates of deposit is based on the discounted value on contractual cash flows. The discount rate for certificates of deposit was estimated using the rate currently offered for deposits of similar remaining maturities.

Short-term borrowings

The carrying amount for short-term borrowings approximates fair value due to the short maturity of the borrowings.

20. Selected Quarterly Financial Data

A summary of selected quarterly financial data is as follows for the years ended December 31:

	First quarter	Second quarter	Third quarter	Fourth quarter
		(Unaudited)		
2007:				
Interest revenue	$ 2,167,557	$ 2,481,771	$ 2,784,139	$ 2,897,611
Net interest income	1,123,486	1,246,530	1,379,537	1,405,029
Provision for loan and lease losses	158,000	59,415	126,500	2,886,356
Income (loss) before income taxes	119,361	123,046	23,252	(2,546,940)
Net income (loss)	119,361	123,046	23,252	(2,546,940)
Income (loss) per common share:				
Basic and diluted	$ 0.04	$ 0.05	$ 0.01	$ (0.96)
2006:				
Interest revenue	$ 1,201,801	$ 1,411,071	$ 1,738,658	$ 2,062,426
Net interest income	610,008	805,400	924,874	1,055,876
Provision for loan and lease losses	55,000	34,000	470,000	97,500
Income (loss) before income taxes	(213,675)	8,952	(359,795)	133,684
Net income (loss)	(213,675)	8,952	(359,795)	133,684
Income (loss) per common share:				
Basic and diluted	$ (0.16)	$ -	$ (0.14)	$ 0.05

END